SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company is Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”). Diedrich’s address at its principal executive offices is 28 Executive Park, Suite 200, Irvine, California 92614. Diedrich’s telephone number at its principal executive offices is (949) 260-1600.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, par value $0.01 per share, of Diedrich (“Common Stock”). As of November 16, 2009, there were 5,726,813 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

The filing person of this Statement is the subject company, Diedrich Coffee, Inc. Diedrich’s name, business address, and business telephone number are set forth in Item 1 above, which information is incorporated by reference herein.

This Statement relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Common Stock in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock (the “Applicable Fraction,” and together with the $17.33 in cash, the “Offer Consideration”) determined by dividing $8.67 by the volume weighted average price for one share of Peet’s common stock (“Peet’s Average Stock Price”) as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer (the “Acceptance Time”), provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the Securities and Exchange Commission (the “SEC”), as amended (the “Registration Statement”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Copies of the Prospectus/Offer to Purchase and the Letter of Transmittal are being mailed together with this Statement and filed as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 2, 2009, by and among Diedrich, Peet’s and Purchaser, as amended from time to time (the “Merger Agreement”).

The Offer was commenced by Purchaser on November 17, 2009 and expires at 12:00 midnight, Eastern Time, on December 15, 2009 (one minute after 11:59 p.m., Eastern Time, on December 15, 2009), unless it is extended or terminated in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered (and not properly withdrawn) prior to the expiration time of the Offer (as it may be extended) shares of Common Stock that, together with any shares of Common Stock then owned by Peet’s or Purchaser, or by any other subsidiaries of Peet’s, represent more than 50% of the sum of (i) the aggregate number of shares of Common Stock outstanding immediately prior to the Acceptance Time, and (ii) at the election of Peet’s, an additional number of shares of Common Stock up to (but not exceeding) the aggregate number of shares of Common Stock issuable upon the exercise of all stock options to purchase shares of Common Stock, warrants to purchase shares of Common Stock and other rights to acquire Common Stock that are outstanding immediately prior to the Acceptance Time and that are vested and exercisable or will be vested and exercisable prior to the completion of the Merger (as defined below). This condition is referred to as the “Minimum Condition” in this Statement.

Subject to the termination rights of Peet’s and Diedrich under the Merger Agreement: (i) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Purchaser is required to extend the Offer on one or more occasions for additional successive periods of up to 20 business days per extension (but not beyond March 31, 2010); and (2) Purchaser is required to extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer. In addition, if less than 90% of the number of outstanding shares of Common Stock are accepted for exchange pursuant to the Offer, Purchaser may, in its sole discretion (and without the consent of Diedrich or any other person), but is not required to, elect to provide for one or more subsequent offering periods (of up to 20 business days in the aggregate) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During any subsequent offering period, if there is one, Diedrich stockholders would be permitted to tender their shares to Purchaser for the same consideration payable in the Offer.

No fractional shares of Peet’s common stock will be issued in the Offer. Instead of any fraction of a share of Peet’s common stock that a tendering Diedrich stockholder would otherwise be entitled to receive, such stockholder will receive additional cash in an amount equal to such fraction multiplied by the closing trading price of a share of Peet’s common stock as reported on the Nasdaq Global Select Market on the trading day immediately before the Acceptance Time.

The Merger Agreement provides that, following the completion of the Offer, Purchaser will merge with and into Diedrich (the “Merger”), and Diedrich will continue as the surviving corporation in the Merger as a wholly-owned subsidiary of Peet’s. The Merger Agreement provides that the Merger will be completed in one of two ways:

•

If, upon completion of the Offer and following the exercise (if applicable) of the Top-Up Option (as defined below in Item 8 in the section entitled “Top-Up Option”), Purchaser owns 90% or more of the shares of Common Stock then outstanding, the parties will take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”); or

•

If, upon completion of the Offer, Purchaser owns less than 90% of the shares of Common Stock then outstanding, Diedrich is required to call and hold a special meeting of its stockholders to vote on the adoption of the Merger Agreement as promptly as practicable, and the Merger will occur promptly after the approval of the Diedrich stockholders is obtained (subject to the satisfaction of applicable conditions).

If the Acceptance Time occurs, Peet’s and Purchaser will own shares of Common Stock having sufficient votes to adopt the Merger Agreement even if none of Diedrich’s other stockholders vote in favor of such adoption.

In the Merger, each outstanding Share (other than shares of Common Stock held by Diedrich or any of its wholly-owned subsidiaries or held in its treasury, or owned by Peet’s, Purchaser or any other wholly-owned subsidiary of Peet’s, and other than shares of Common Stock held by stockholders who properly exercised appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the Offer Consideration.

The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed herewith as Exhibits (a)(6) and (a)(7) and is incorporated herein by reference. The Merger Agreement is included as an exhibit to this Statement to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about Diedrich, Peet’s or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties (including being qualified by disclosure schedules), were made for the purposes of allocating contractual risk among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Diedrich’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and, in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Diedrich, Peet’s or Purchaser or any of their respective subsidiaries or affiliates. Information regarding Diedrich is provided in Diedrich’s other SEC filings, which are available at www.diedrich.com and on the SEC’s website at www.sec.gov.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Peet’s with the SEC on November 17, 2009.

The Schedule TO states that the principal executive offices of Peet’s and Purchaser are located at 1400 Park Avenue, Emeryville, CA 94608 and that the telephone number at such principal executive offices is (510) 594-2100.

Upon filing this Statement with the SEC, Diedrich will make this Statement publicly available on its website at www.diedrich.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or undertakings, nor any actual or potential conflicts of interest, between Diedrich or its affiliates, on the one hand, and (i) Diedrich and any of Diedrich’s executive officers, directors or affiliates or (ii) Peet’s, Purchaser and any of their executive officers, directors or affiliates listed in Schedule I of the Prospectus/Offer to Purchase entitled “Directors and Executive Officers of Peet’s Coffee & Tea, Inc. and Marty Acquisition Sub, Inc.,” on the other hand.

Interests of Diedrich’s Directors and Executive Officers

Diedrich’s directors and executive officers are as follows:

Name	Age(1)	Position with Diedrich
Paul C. Heeschen.	52	Chairman of the Board of Directors
Gregory D. Palmer(2)	53	Director
J. Russell Phillips	60	Director, President and Chief Executive Officer(3)
Timothy J. Ryan(2)	69	Vice Chairman of the Board of Directors
James W. Stryker(2)	62	Director
Sean M. McCarthy	48	Chief Financial Officer and Secretary
James L. Harris	46	Vice President—Sales
Dana A. King	46	Vice President—Information Services & Customer Fulfillment

(1)	All ages are as of November 16, 2009.
(2)	Members of the special committee of the board of directors.
(3)	On October 22, 2009, Diedrich announced the initiation of a transition plan with respect to the position of chief executive officer of Diedrich, pursuant to which the employment of J. Russell Phillips, as President and Chief Executive Officer of Diedrich, will terminate.

Stockholder Agreements with Directors, Executive Officers and Officers

On November 2, 2009, Paul C. Heeschen entered into a Stockholder Agreement with Peet’s, pursuant to which he has agreed, solely in his capacity as a stockholder of Diedrich, to tender (and not withdraw) 1,832,580 of his beneficially-owned shares of Common Stock (representing approximately 32% of the outstanding shares of Common Stock as of November 2, 2009) to Purchaser in the Offer. Pursuant to such Stockholder Agreement, Mr. Heeschen has also agreed, among other things, to vote all of the shares of Common Stock that he has agreed to tender: (a) in favor of the Merger, the adoption of the Merger Agreement and the terms thereof and the other actions contemplated therein; (b) vote against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Diedrich in the Merger Agreement; and (c) against any action or agreement that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement. In addition, Mr. Heeschen has agreed not to exercise, or cause or permit to be exercised, any warrants to purchase shares of Common Stock that he owns of record or beneficially. Mr. Heeschen’s Stockholder Agreement and the foregoing obligations terminate upon the earlier of (i) any termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger.

The foregoing description is qualified in its entirety by reference to Mr. Heeschen’s Stockholder Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

In addition to Mr. Heeschen, each of Timothy J. Ryan, James W. Stryker, Jeanne Ortiz, James L. Harris, James R. Phillips, Gregory D. Palmer, Sean M. McCarthy, Jack Hosier and Dana A. King have entered into a similar form of Stockholder Agreement, solely in each such individual’s capacity as a stockholder of Diedrich, covering all of the shares of Common Stock beneficially owned by such individuals, as well as any additional shares of Common Stock of which such individuals may become the beneficial owner. These persons collectively hold approximately 0.18% of the outstanding shares of Common Stock as of November 16, 2009 (excluding shares of Common Stock issuable upon the exercise of options and warrants held by such stockholders). These Stockholder Agreements also contain the voting provisions set forth in the Stockholder Agreement entered into by Mr. Heeschen. These Stockholder Agreements and the foregoing obligations terminate upon the earlier of (i) any termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger.

The foregoing description is qualified in its entirety by reference to the form of Stockholder Agreement entered into by such persons, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Potential Payments Upon Termination or Change in Control

Some of Diedrich’s officers are entitled to receive payments upon a change in control under individual employment agreements or severance agreements. Upon termination for cause, officers are not entitled to receive compensation after such termination and their options terminate immediately. In the event of an involuntary termination that is not for cause, termination following a change in control or disability of certain officers, such officers may be entitled to receive compensation or payments as described below in the sections entitled “Diedrich Stock Options,” “Change-in-Control Provisions Applicable to Mr. Phillips,” “Change-in-Control Provisions Applicable to Mr. McCarthy” and “Diedrich Warrants.” These sections assume, for illustrative purposes, $26.00 as the deemed value of the Offer Consideration payable with respect to each share of Common Stock. As described below, completion of the Offer will constitute a change in control of Diedrich for purposes of determining the entitlements due to certain directors and officers of Diedrich under certain severance and other benefit agreements or arrangements.

Diedrich Stock Options

Certain directors and executive officers of Diedrich have received the right to acquire shares of Common Stock pursuant to equity incentive awards, including options to purchase shares of Common Stock.

The Merger Agreement provides that, at the Acceptance Time, each option to purchase shares of Common Stock from Diedrich that is outstanding and unexercised immediately prior to the Acceptance Time shall automatically be cancelled and converted into the right to receive the following:

•

if the exercise price per share of such option is less than $17.33, then (A) an amount of cash determined by multiplying (1) the number of shares of Common Stock that were subject to such option immediately prior to the Acceptance Time, by (2) the amount by which $17.33 exceeds the exercise price per share of such option, and (B) a number of shares of Peet’s common stock determined by multiplying (1) the number of shares of Common Stock that were subject to such option immediately prior to the Acceptance Time, by (2) the Applicable Fraction;

•

if the exercise price per share of such option is equal to $17.33, then (A) no cash and (B) a number of shares of Peet’s common stock determined by multiplying (1) the number of shares of Common Stock that were subject to such option immediately prior to the Acceptance Time, by (2) the Applicable Fraction;

•

if the exercise price per share of such option is greater than $17.33 but less than the Total Option Value (as defined below), then (A) no cash and (B) a number of shares of Peet’s common stock determined by multiplying (1) the number of shares of Common Stock that were subject to such option immediately prior to the Acceptance Time, by (B) the Applicable Fraction, by (C) the In-the-Money Option Percentage (as defined below); and

•	if the exercise price per share of such option is greater than the Total Option Value, then (A) no cash and (B) no shares of Peet’s common stock.

The “Total Option Value” is the sum of (i) $17.33, and (ii) the product of the Applicable Fraction and Peet’s Average Stock Price; and the “In-the-Money Option Percentage” is the percentage corresponding to a fraction (i) whose numerator is the amount by which (A) the amount equal to the product of the Applicable Fraction and Peet’s Average Stock Price, exceeds (B) the amount by which the exercise price per share of such stock option to purchase a share of Common Stock exceeds $17.33, and (ii) whose denominator is an amount equal to the product of the Applicable Fraction and Peet’s Average Stock Price.

The vesting terms previously applicable to any option to purchase shares of Common Stock from Diedrich that is cancelled and converted into the right described above will continue in full force and effect and will be applied to such right. Accordingly, any such right to receive cash (if any) and shares of Peet’s common stock (if any) will vest as follows: (x) if the holder of the right is an employee who continues his or her employment with Diedrich after the Acceptance Time, then such right will vest in accordance with the vesting terms applicable to the cancelled options, and the cash payable and the shares of Peet’s common stock issuable with respect to such right will be delivered to the holder at such times and in the same percentages as the cancelled options would have become vested; (y) if the holder of the right is an employee whose employment with Diedrich is terminated (whether prior to or after the Acceptance Time) in connection with the change in control resulting from the Offer or the Merger, then such right will vest immediately upon the later to occur of the termination of the holder’s employment with Diedrich and the Acceptance Time, and all cash payable and all shares of Peet’s common stock issuable with respect to such right will be delivered to the holder following such acceleration; and (z) if the holder of the right is a non-employee director of Diedrich, then such right will vest immediately at the Acceptance Time, and all cash payable and all shares of Peet’s common stock issuable with respect to such right will be delivered to the holder following such acceleration.

As of November 16, 2009, the following directors and officers of Diedrich have outstanding and unexercised option awards specified below and will receive consideration for such options as described above, which consideration, net of the respective exercise prices, will have estimated cash values as set forth below (based on a deemed cash value of $26.00 as the Offer Consideration for each share of Common Stock).

Name	Number of Shares of Common Stock Underlying Unexercised Options (#)	Net Consideration to be Received for Unexercised Options ($)
James L. Harris	20,000	$473,600
Paul C. Heeschen	96,250	$2,161,643
Dana A. King	20,000	$450,200
Sean M. McCarthy	20,000	$446,200
Gregory D. Palmer	60,000	$1,384,350
J. Russell Phillips	282,500	$6,428,025
Timothy J. Ryan	185,000	$4,118,050
James W. Stryker	30,000	$766,950

Change in Control Provisions Applicable to Mr. Phillips

Under the Chief Executive Officer Employment Agreement between J. Russell Phillips and Diedrich, effective as of February 7, 2008, in the event of a change in control (as such term is defined in such agreement) Mr. Phillips will be entitled to receive, upon timely execution of a general release of Diedrich, a payment in cash equal to 100% of the base salary and his options will fully vest and become immediately exercisable as set forth in the Stock Option Agreement between Diedrich and J. Russell Phillips, effective as of February 7, 2008.

Upon the commencement of his employment on February 7, 2008, Mr. Phillips received options to purchase an aggregate of 275,000 shares of Common Stock which vest over three (3) years, with one-third (1/3) of the options vesting on each anniversary of the grant date until all options have vested. These options were granted under Mr. Phillips’ Stock Option Agreement.

In connection with the Offer and the Merger, Mr. Phillips will receive an aggregate amount of $6,703,025, which is comprised of (i) a payment of 100% of his base salary, $275,000, and (ii) a payment of $6,428,025 in connection with Diedrich options owned by him (as outlined in the table above).

The foregoing description is qualified in its entirety by reference to Mr. Phillips’ Chief Executive Officer Employment Agreement and Mr. Phillips’ Stock Option Agreement, which are filed herewith as Exhibits (e)(17) and (e)(18) and are incorporated herein by reference.

Change in Control and Termination Provisions Applicable to Mr. McCarthy

Mr. McCarthy is entitled to a severance payment equal to nine months of annual base salary if he is terminated by Diedrich without cause, provided that he executes a customary release of Diedrich. Mr. McCarthy is also entitled to a stock appreciation payment upon the consummation of a change in control transaction, provided that he executes a general release of Diedrich. For this purpose, a change in control transaction is defined as a transaction that results in a non-affiliate of Diedrich acquiring 90% of the outstanding shares of Common Stock. The stock appreciation payment payable to Mr. McCarthy upon the consummation of a change in control transaction is equal to the product of (i) the difference determined by subtracting $5.00 from the per share price at which at least 90% of the outstanding shares of Common Stock is acquired, multiplied by (ii) 100,000.

In connection with the Offer and the Merger, Mr. McCarthy will receive an aggregate amount of $2,546,200, which is comprised of (i) a payment of $2,100,000 (constituting the stock appreciation payment) and (ii) a payment of $446,200 in connection with Diedrich options owned by him (as outlined in the table above).

If Mr. McCarthy is terminated without cause following the Merger, Mr. McCarthy will also receive a lump sum payment of $168,750, provided that he executes a customary release of Diedrich.

The foregoing description is qualified in its entirety by reference to the Letter Agreement with Mr. McCarthy, which is filed herewith as Exhibit (e)(24) and is incorporated herein by reference.

Outstanding Debt and Financing Arrangements with Sequoia

Note Purchase Agreement. On May 10, 2004, Diedrich entered into a $5,000,000 Contingent Convertible Note Purchase Agreement with Sequoia Enterprises L.P. (“Sequoia”), a limited partnership whose sole general partner is Mr. Heeschen, which provided to Diedrich, at its election, the ability to issue notes with an aggregate principal amount of up to $5,000,000. The Note Purchase Agreement has been amended from time to time. As amended, the notes issued under the Note Purchase Agreement are due in full on March 31, 2010. On the maturity date, all outstanding principal, interest and other amounts payable under the Note Purchase Agreement will be due, unless they become payable earlier pursuant to the terms of the Note Purchase Agreement upon a change in control of Diedrich. As of November 16, 2009, Diedrich had $2,000,000 of issued notes outstanding under the Note Purchase Agreement and there was $5,855 of accrued and unpaid interest.

Loan Agreement. On August 26, 2008, Diedrich entered into a Loan Agreement with Sequoia. The Loan Agreement provides for a $3,000,000 term loan. As of June 24, 2009, $3,000,000 was outstanding under the Loan Agreement. Subsequently, Diedrich paid $1,000,000 due to Sequoia under the Loan Agreement on July 29, 2009. On the maturity date of August 26, 2011, all outstanding principal, interest and other amounts payable under the Loan Agreement will be due, unless they become payable earlier pursuant to the terms of the Loan Agreement upon a change in control of Diedrich. As of November 16, 2009, $2,000,000 was outstanding under the Loan Agreement and there was $5,816 of accrued and unpaid interest.

Completion of the Offer will constitute a change in control of Diedrich for purposes of the Note Purchase Agreement and the Loan Agreement. All outstanding principal, interest and other amounts payable under the Note Purchase Agreement and Loan Agreement will become due.

The foregoing description is qualified in its entirety by reference to the Note Purchase Agreement and the Loan Agreement, and all amendments thereto, which are filed herewith as Exhibits (e)(13) through (e)(16) and (e)(19) through (e)(23) and are incorporated herein by reference.

Diedrich Warrants

At the Acceptance Time, each warrant to purchase shares of Common Stock that is outstanding immediately prior to the Acceptance Time will automatically be cancelled and converted into the right to receive a combination of:

•

an amount of cash determined by multiplying (A) the number of shares of Common Stock that were subject to such warrant immediately prior to the Acceptance Time, by (B) $17.33, by (C) the In-the-Money Warrant Percentage (as defined below); and

•

a number of shares of Peet’s common stock determined by multiplying (A) the number of shares of Common Stock that were subject to such warrant immediately prior to the Acceptance Time, by (B) the Applicable Fraction, by (C) the In-the-Money Warrant Percentage.

The “In-the-Money Warrant Percentage” is the percentage corresponding to a fraction (1) whose numerator is equal to (A) $17.33, plus (B) an amount equal to the product of the Applicable Fraction and Peet’s Average Stock Price, minus (C) the exercise price per share of such warrant, and (2) whose denominator is equal to (A) $17.33, plus (B) an amount equal to the product of the Applicable Fraction and Peet’s Average Stock Price.

On May 8, 2001, in connection with the sale of 2,000,000 shares of Common Stock to Sequoia, Diedrich issued warrants to Sequoia to purchase 250,000 shares of Common Stock at an exercise price of $4.80 per share (“2001 Sequoia Warrants”). On November 10, 2008, the exercise price of the 2001 Sequoia Warrants was decreased to $1.65 per share in connection with the Waiver, Agreement, Amendment No. 1 to 2008 Warrant and Amendment No. 2 to 2001 Warrant (the “Waiver Agreement”) with Sequoia. As of November 16, 2009, all 2001 Sequoia Warrants were outstanding with an expiration date of June 30, 2014.

In connection with the Loan Agreement and an amendment to the Note Purchase Agreement, on August 26, 2008, Diedrich issued to Sequoia warrants (the “2008 Sequoia Warrants”) to purchase 1,667,000 shares of Common Stock at an exercise price of $2.00 per share. On November 10, 2008 the exercise price was decreased to $1.65 per share in connection with the Waiver Agreement. On April 17, 2009, Sequoia transferred a portion of the 2008 Sequoia Warrants, consisting of the right to purchase 300,000 shares of Common Stock, to WF Trust, an irrevocable trust whose sole trustee is Mr. Heeschen. As of November 16, 2009, all 2008 Sequoia Warrants were outstanding with an expiration date of August 26, 2013.

In connection with the extension of the Note Purchase Agreement, on April 29, 2009, Diedrich issued to Sequoia warrants to purchase 70,000 shares of Common Stock at an exercise price of $7.40 per share (the “2009 Sequoia Warrants”), which was the closing price of the Common Stock on such date. As of November 16, 2009, all 2009 Sequoia Warrants were outstanding with an expiration date of April 29, 2014.

As of November 16, Sequoia and, with respect to the right to purchase 300,000 shares of Common Stock, WF Trust hold the 2001 Sequoia Warrants, the 2008 Sequoia Warrants and the 2009 Sequoia Warrants. As such, Mr. Heeschen is deemed to beneficially own warrants to purchase an aggregate of 1,987,000 shares of Common Stock. The outstanding warrants have a weighted average exercise price of $1.85. In connection with the completion of the Offer, Mr. Heeschen will, via his beneficial ownership of such warrants, receive an aggregate amount of $47,986,050 in connection with the warrants to purchase shares of Common Stock beneficially owned by him.

The foregoing description is qualified in its entirety by reference to the 2001 Sequoia Warrants, the Form of Warrant, Amendment No. 1 to 2001 Warrant, the 2008 Sequoia Warrants, the Waiver Agreement and the 2009 Sequoia Warrants which are filed herewith as Exhibits (e)(3) through (e)(9) and are incorporated by reference herein.

2009 Director Compensation

Directors who are also Diedrich employees receive no extra compensation for their service on the board of directors (the “Board”). Non-employee directors receive an annual fee of $12,000, which is paid quarterly. In addition, non-employee directors earn fees of $1,000 per board meeting attended in person, $500 per board meeting attended telephonically and $500 per committee meeting attended, whether in person or telephonically. Non-employee directors are also reimbursed for out-of-pocket expenses incurred in connection with attending board meetings and meetings of the committees of the Board. In the fiscal year ended June 24, 2009, Mr. Heeschen earned $22,000, Mr. Palmer earned $23,500, Mr. Ryan earned $50,062 and Mr. Stryker earned $10,500 pursuant to these arrangements. In addition, non-employee directors are eligible to receive stock option grants under the Diedrich Coffee, Inc. 2000 Equity Incentive Plan (the “2000 Equity Incentive Plan”). In the fiscal year ended June 24, 2009, each person who was then a non-employee director was granted 15,000 stock options under the 2000 Equity Incentive Plan.

Under the 2000 Equity Incentive Plan, each non-employee director automatically receives, upon first becoming a director, a one-time grant of an option to purchase up to 15,000 shares of Common Stock. The initial options vest and become exercisable with respect to 50% of the underlying shares upon the earlier of the first anniversary of the grant date or immediately before the first annual meeting of stockholders following the grant date, provided that the recipient has remained a non-employee director for the entire period from the grant date to such earlier date. The remaining 50% of the underlying shares vest upon the earlier of the second anniversary of the grant date or immediately before the second annual meeting of stockholders following the grant date, provided that the recipient has remained a non-employee director for the entire period from the grant date to such date. In addition to the initial grant, each non-employee director also automatically receives, upon re-election to the Board, an additional option to purchase up to 15,000 shares of Common Stock. These additional options vest and become exercisable upon the earlier of the first anniversary of the grant date or immediately before the annual meeting of stockholders following the grant date, provided that the recipient has remained a non-employee director for the entire period from the grant date to such date. In addition to the initial and additional options, under the 2000 Equity Incentive Plan, each director, including each non-employee director, is eligible to receive other awards under the 2000 Equity Incentive Plan at the discretion of the administrator of the plan.

All non-employee director options granted under the 2000 Equity Incentive Plan have a term of ten years and an exercise price equal to the fair market value of the Common Stock on the date of grant. The vesting of non-employee director options granted under the 2000 Equity Incentive Plan accelerates in certain circumstances in connection with a change in control. During the fiscal year ended June 24, 2009, an aggregate of 185,000 options to purchase shares of Common Stock were issued to non-employee directors under the 2000 Equity Incentive Plan. As described in the section entitled “Diedrich Stock Options” above, all options held by non-employee directors will be converted into the right to receive cash and/or shares of Peet’s common stock at the Acceptance Time, which right will vest immediately at the Acceptance Time.

Name	Fees Earned or Paid in Cash ($)	Number of Options Granted for the Last Fiscal Year (#)
Paul C. Heeschen.	$22,000	15,000
Gregory D. Palmer	$23,500	15,000
Timothy J. Ryan(1)	$50,062	125,000
James W. Stryker	$10,500	30,000

(1)	Fees earned include compensation as Vice Chairman of the Board in the amount of $27,562.

Indemnification

The Merger Agreement provides that all rights to indemnification by Diedrich existing in favor of the directors and officers of Diedrich as of the date of the Merger Agreement for their acts and omissions as directors and officers, as provided in Diedrich’s charter documents and in individual indemnification agreements with Diedrich, will survive the Merger for a period of six years. Without limiting the foregoing, the Merger Agreement further provides that Peet’s must cause Diedrich (as the surviving corporation of the Merger) to, to the fullest extent permitted under applicable law, indemnify and hold harmless each of such directors and officers against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any action to each of such directors and officers to the fullest extent permitted by applicable law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of, relating to or in connection with any action or omission by such directors and officers occurring or alleged to have occurred at or before the completion of the Merger. The Merger Agreement further provides that prior to the completion of the Merger, Diedrich is required to purchase and prepay a six-year “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Diedrich with respect to matters arising at or before the completion of the Merger, covering without limitation the Offer and the Merger, provided that if such “tail” policy is not available at a cost equal to or less than 300% of the aggregate annual premiums paid by Diedrich during the most recent policy year for its existing director and officer liability insurance policies, Diedrich is required to purchase the best coverage as is reasonably available for such amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibits (a)(6) and (a)(7) and is incorporated herein by reference.

Representation on Diedrich’s Board

The Merger Agreement provides that, effective upon the Acceptance Time, Peet’s will be entitled to designate up to such number of directors to the Board, rounded up to the nearest whole number, as will give Peet’s representation on the Board equal to the product of (x) the number of directors on the Board and (y) the percentage that the number of shares of Common Stock beneficially owned by Peet’s or Purchaser or any other subsidiaries of Peet’s (including all shares of Common Stock accepted for exchange pursuant to the Offer) bears to the total number of then outstanding shares of Common Stock. Diedrich has agreed to, promptly upon request by Peet’s, take all actions necessary and reasonably available to cause Peet’s designees to be elected or appointed to the Board, including seeking and accepting resignations of incumbent directors, and if such resignations are not obtained, increasing the size of the Board. Notwithstanding the foregoing, at least two of the members serving on the Board as of the date of the Merger Agreement will remain as members on the Board until the effective time of the Merger.

Pursuant to the Merger Agreement, Diedrich has further agreed to fulfill its obligations under Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In furtherance thereof, Diedrich is providing to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1, which is attached as Annex A to this Statement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibits (a)(6) and (a)(7) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

At a meeting held on November 2, 2009, based in part on the unanimous recommendation of the special committee of the Board (the “Special Committee”), the Board unanimously: (i) determined that the Merger Agreement and all actions and transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Diedrich’s stockholders; (ii) adopted and approved the Merger Agreement and approved the Offer, the Merger and all actions and transactions contemplated by the Merger Agreement, in accordance with the requirements of the DGCL; (iii) declared that the Merger Agreement is advisable; (iv) recommended that Diedrich’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement; and (v) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Stockholder Agreements, the Offer, the Merger, the Merger Agreement and any of the other actions and transactions contemplated by the Merger Agreement.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF DIEDRICH ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

A letter to Diedrich’s stockholders communicating the Board’s recommendation accompanies this Statement. The letter is also filed as Exhibit (a)(3) to this Statement and is hereby incorporated by reference herein.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The chronology below covers only the key events leading up to entry into the Merger Agreement and does not purport to catalogue every conversation between representatives of Diedrich and other parties.

The Board and Diedrich’s senior management have continually assessed business strategies and objectives and evaluated trends and conditions affecting Diedrich’s business as part of its ongoing management of Diedrich. From time to time, the Board and Diedrich’s senior management have also evaluated potential strategic alternatives, including possible business combinations with third parties.

In June 2007, Company A contacted the Chief Executive Officer of Diedrich to indicate an interest in discussing possible business arrangements, including one or more negotiated transactions. A mutual non-disclosure agreement was signed between Diedrich and Company A on June 18, 2007.

In June 2008, Patrick J. O’Dea, Peet’s Chief Executive Officer, contacted the office of Paul C. Heeschen, Diedrich’s Chairman, to request an appointment for an introductory meeting with Mr. Heeschen.

On July 21, 2008, Messrs. O’Dea and Heeschen met in Mr. Heeschen’s offices and discussed their respective companies’ businesses and various ways in which they might work together in the wholesale coffee business. In the course of this discussion, Mr. O’Dea mentioned Peet’s interest in potentially acquiring or entering into a commercial relationship with Diedrich, and Mr. Heeschen advised Mr. O’Dea that Diedrich was currently working on some initiatives to reorganize current operations. Messrs. O’Dea and Heeschen agreed to speak again in the near future.

On July 23, 2008, Mr. Heeschen called Mr. O’Dea and advised him that it would not be practicable for Diedrich to have any active dialogue with Peet’s about a potential business combination or commercial relationship before the completion of the initiatives to reorganize current operations. Messrs. O’Dea and Heeschen agreed to speak again in the next few weeks.

In August or September 2008, Messrs. O’Dea and Heeschen arranged to meet in person, together with other members of their management teams, on September 29, 2008. In anticipation of this meeting, between September 19, 2008 and September 27, 2008, Peet’s and Diedrich negotiated a mutual nondisclosure agreement that was executed as of September 27, 2008.

On September 29, 2008, J. Russell Phillips, Chief Executive Officer of Diedrich, Mr. Heeschen and Board member Gregory D. Palmer toured Peet’s roasting facility in Alameda, California and met with Mr. O’Dea and several other officers from Peet’s to discuss a possible commercial relationship.

On December 10, 2008, Messrs. O’Dea and Heeschen spoke by telephone about various aspects of a potential commercial relationship between Peet’s and Diedrich.

On December 16, 2008, Mr. Phillips met with James E. Grimes, Peet’s Vice President, Supply Chain and Information Systems, at Diedrich’s manufacturing facility in Castroville, California, to tour the facility and discuss the possibility of Diedrich becoming a contract roaster for certain of Peet’s coffee products.

On December 19, 2008, Mr. O’Dea sent Mr. Heeschen a term sheet for a proposed contract manufacturing agreement between Peet’s and Diedrich, as well as a possible investment by Peet’s in Diedrich. Mr. O’Dea also requested diligence material in connection with the proposed contract manufacturing arrangement.

During the months of January and February 2009, Diedrich provided certain cost estimates and historical financial information responsive to Mr. O’Dea’s request in connection with a proposed contract manufacturing arrangement.

On January 9, 2009, Messrs. O’Dea and Heeschen spoke by telephone, and Mr. Heeschen provided his general reaction to the Peet’s term sheet. They agreed to continue exploring a commercial relationship of the type described in the term sheet.

Between January 23, 2009 and January 28, 2009, Messrs. O’Dea and Heeschen spoke by telephone and exchanged email messages generally discussing potential terms and outlining additional near-term steps to be taken in pursuit of a commercial relationship, including asking their respective legal counsel to review and discuss various aspects of the contemplated relationship.

On February 13, 2009, Messrs. O’Dea and Heeschen spoke by telephone about various issues to be resolved in connection with the contemplated commercial relationship.

On March 19, 2009, Messrs. Grimes and Thomas P. Cawley, Peet’s Chief Financial Officer, met with Mr. Phillips and Jack Hosier, Diedrich’s Vice President of Operations, at Diedrich’s manufacturing facility in Castroville, California, to tour the facility and discuss further the possibility of Diedrich becoming a contract roaster for certain of Peet’s coffee products.

On March 23, 2009, Messrs. O’Dea and Heeschen spoke by telephone and mutually determined Diedrich becoming a contract roaster for certain of Peet’s products was no longer of interest. Mr. Heeschen informed

Mr. O’Dea that reaching an agreement to sell the Gloria Jean’s Coffees domestic franchise operations was likely and that, after such time, he would be interested discussing further with Mr. O’Dea about a potential sale of Diedrich.

On March 27, 2009, Diedrich announced that it had entered into an agreement for the sale of its Gloria Jean’s Coffees domestic franchise operations.

On April 13, 2009, Mr. O’Dea and H. William Jesse, Jr., Peet’s financial advisor, met with Mr. Heeschen in his offices to express Peet’s interest in discussing a potential acquisition of Diedrich. Mr. Heeschen explained that any such discussion would be a matter for Diedrich’s full board of directors. Mr. Heeschen indicated that it would be advisable for Mr. Jesse to meet Timothy J. Ryan, Diedrich’s Vice Chairman, and he subsequently arranged for an introductory meeting, which took place in Mr. Ryan’s offices on April 29, 2009.

On May 8, 2009, Mr. Jesse contacted Mr. Heeschen by telephone to ask about continuing discussions. Mr. Heeschen indicated that he and other representatives of Diedrich were consumed with completing the sale of the domestic franchise operations and asked if he could get back to Mr. Jesse after the transaction was closed.

On June 4, 2009 and June 5, 2009, certain members of the Board and a representative from Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), Diedrich’s legal counsel, interviewed five different investment banking firms in connection with the retention of a financial advisor for purposes of advising the Board on strategic alternatives.

On June 15, 2009, Diedrich announced that it had completed the sale of its Gloria Jean’s Coffees domestic franchise operations.

On June 17, 2009, the Board interviewed the three finalist investment banking firms in connection with retaining a financial advisor to advise the Board on strategic alternatives.

On June 19, 2009, Messrs. Heeschen and Ryan met with Messrs. O’Dea and Jesse along with representatives of Gibson Dunn and Cooley Godward Kronish LLP (“Cooley”), Peet’s legal counsel, at Gibson Dunn’s offices. Messrs. O’Dea and Jesse reiterated Peet’s interest in acquiring Diedrich and explained various potential benefits to Diedrich’s stockholders of a business combination between Peet’s and Diedrich. Messrs. Heeschen and Ryan stated that Diedrich’s board of directors had made no decision to pursue a sale of the company and was in the very early stages of considering Diedrich’s future strategic direction following the very recent completion of the divestiture of substantially all of its retail and franchise operations.

After the close of the U.S. securities markets on June 26, 2009, Peet’s submitted to Diedrich a non-public, non-binding indication of interest in acquiring all of the shares of Diedrich common stock with the preliminary estimate of per share consideration to be paid to Diedrich stockholders of (i) $9.00 in cash, and (ii) a “contingent value right” payable in three years in Peet’s common stock and based upon the incremental number of K-Cups sold after the combination of the two companies. Peet’s also requested an exclusive negotiating period. Diedrich’s stock closed at $20.98 on June 26, 2009.

On June 28, 2009, the Board met to consider the proposal from Peet’s. After consideration of Peet’s proposal by the Board, Mr. Heeschen sent, on behalf of the Board, correspondence to Mr. O’Dea which indicated that the Board had concluded that Peet’s valuation of Diedrich was inadequate and therefore declined to enter into an exclusive negotiating period with Peet’s, but indicated that it was open to further discussions with Peet’s. Thereafter, Mr. Heeschen called Mr. Jesse to confirm receipt of the letter by Peet’s, and they agreed to stay in touch to engage in further discussions regarding a potential transaction.

On July 1, 2009, Mr. Heeschen, Mr. Ryan and a representative of Gibson Dunn met with Company A to discuss the possible acquisition of Diedrich by Company A. An amendment to the mutual non-disclosure agreement between Diedrich and Company A was also executed on July 1, 2009 extending the term of the mutual non-disclosure agreement.

On July 7, 2009, Diedrich provided Company A with financial and other information in connection with Company A’s evaluation of a possible acquisition of Diedrich by Company A.

On July 17, 2009, Company A submitted to the Board a non-public, non-binding indication of interest to Diedrich proposing an acquisition of Diedrich by Company A at an enterprise value between $115 million and $125 million and requesting a 60-day exclusive negotiating period.

On July 19, 2009, the Board met to consider Company A’s non-binding indication of interest. After consideration by the Board of the non-binding indication of interest, Gibson Dunn sent, on behalf of the Board, correspondence to Company A, indicating that the Board concluded that Company A’s valuation of Diedrich was inadequate and therefore declined to enter into an exclusive negotiating period with Company A, but indicated that it was open to further discussions with Company A.

On August 7, 2009, the Board engaged Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) as its financial advisor in evaluating and considering strategic alternatives. The Board determined to retain Houlihan Lokey based on the Board’s conclusion that Houlihan Lokey had superior transaction and industry experience when compared to the other firms interviewed.

On August 13, 2009, in response to a request from Peet’s, Diedrich provided additional diligence materials to Peet’s.

On August 19, 2009, Messrs. Heeschen and Ryan and a representative of Gibson Dunn met with Messrs. O’Dea and Jesse and Jon S. Weinberg, Peet’s Senior Director, Strategic Planning and Analysis, in Gibson Dunn’s offices to further discuss a possible transaction between the two companies. The Peet’s representatives made a presentation regarding Peet’s view of the K-Cup market opportunity, how the combined businesses would address the opportunity and the benefits to Diedrich’s stockholders of a business combination with Peet’s. The participants discussed the consideration proposed by Peet’s being structured as a combination of cash and contingent value rights. The Diedrich representatives expressed concern regarding the inability to determine a certain value for the contingent value rights element of Peet’s proposal. They also indicated that Diedrich was conducting a strategic assessment that was expected to take several weeks and that further discussions should be deferred until after the completion of that assessment.

On September 14, 2009, representatives of Houlihan Lokey made a presentation to the Board regarding Diedrich’s strategic and financial position and the industry valuation parameters, and reviewed with the Board potential strategic alternatives available to Diedrich.

On September 15, 2009, the Board met to discuss Houlihan Lokey’s presentation from the prior day. At this meeting, the Board concluded that the sale of Diedrich would provide the greatest potential for value to Diedrich’s stockholders with the lowest amount of risk when compared to the other alternatives available. The Board then appointed a Special Committee, consisting of three directors, Timothy J. Ryan (Vice-Chairman of the Board), Gregory D. Palmer and James W. Stryker, primarily for the purpose of (i) reviewing, evaluating and negotiating the terms and conditions of any potential sale of Diedrich and executing and delivering any agreement related thereto, and upon execution of any such agreement, taking actions contemplated by such agreement to be taken by the special committee, including with respect to additional proposals regarding a potential sale of Diedrich, (ii) making such reports and recommendations to the entire Board and to the stockholders of Diedrich at such times and in such manner as the special committee considers appropriate, (iii) determining whether any potential sale of Diedrich is fair to, and in the best interests of, Diedrich and its stockholders, and (iv) retaining a financial advisor to assist with the foregoing. In this connection, the Special Committee resolved to retain Houlihan Lokey. Later that day, the Special Committee held a conference call with representatives of Houlihan Lokey to discuss strategy and next steps in connection with a possible sale of Diedrich. Mr. Heeschen then contacted Mr. Jesse to inform him that that the Board had appointed a Special Committee and that the Special Committee retained Houlihan Lokey as its financial advisor.

On September 17, 2009, Diedrich established a virtual data room providing access to diligence materials for the benefit of Peet’s.

On September 22, 2009, Diedrich signed an engagement letter with Houlihan Lokey to represent Diedrich in connection with a possible sale.

On September 28, 2009, the Special Committee met to discuss the status of Houlihan Lokey’s discussions with Company A and Peet’s.

On October 1, 2009, Mr. Ryan, Sean M. McCarthy, Diedrich’s Chief Financial Officer, a representative from Gibson Dunn and a representative from Houlihan Lokey met with the senior management of Company A at Company A’s headquarters. At this meeting, Company A submitted a non-public, non-binding indication of interest proposing to acquire Diedrich for consideration of approximately $150 million.

On October 6, 2009, the Special Committee met to consider Company A’s indication of interest and the status of Peet’s interest in a transaction with Diedrich. The Special Committee requested that Houlihan Lokey prepare an analysis of the indication of interest from Company A. A representative from Gibson Dunn made a presentation to the Board regarding the Board’s fiduciary duties associated with a potential sale of Diedrich.

On October 7, 2009, the Special Committee met to discuss the requested evaluation materials provided by Houlihan Lokey and discussed a proposed response to Company A’s indication of interest.

Also on October 7, 2009, Messrs. Ryan and McCarthy, a representative from Gibson Dunn and a representative from Houlihan Lokey met with representatives of Peet’s at Gibson Dunn’s offices in connection with further diligence relating to Diedrich.

On October 8, 2009, the Special Committee met to finalize the proposed response to Company A. Mr. Ryan informed the Chief Executive Officer of Company A that the Special Committee had concluded that Company A’s valuation of Diedrich continued to be inadequate. Mr. Ryan requested that Company A review materials to be sent by Diedrich that supported a higher valuation.

On October 9, 2009, the Chief Financial Officer of Company A contacted a representative of Houlihan Lokey to obtain clarification regarding Company A’s October 8, 2009 discussion with Mr. Ryan.

On October 9, 2009, Messrs. O’Dea and Jesse held a telephonic conference with Mr. Ryan and a representative of Houlihan Lokey. Mr. Jesse communicated a revised indication of interest in acquiring Diedrich at a value of approximately $210 million and advised that they were prepared to work through the coming weekend to provide a final value early the following week. The Special Committee met telephonically on October 9, 2009 to discuss the revised indication of interest from Peet’s and instructed Houlihan Lokey to advise Peet’s that Peet’s should continue working to submit a final value. A representative of Houlihan Lokey communicated that message to Peet’s.

On October 11, 2009, Mr. O’Dea sent an email to Mr. Ryan requesting updated financial information and other materials for Peet’s consideration in determining the final value.

On October 12, 2009, the Special Committee met to discuss the proposal received from Peet’s on October 9, 2009.

On October 13, 2009, Peet’s transmitted a non-binding letter to the Board. The letter described two alternative transaction structures to which Peet’s was amenable for the acquisition of Diedrich by Peet’s. One transaction structure contemplated a one-step merger in which each share of Diedrich’s common stock would be converted into $18.00 in cash and a fraction of a share of Peet’s common stock having a value of $8.32 at the time of execution of the definitive agreement and subject to a cap on the share fraction at the level necessary to avoid the issuance of an aggregate number of shares large enough to require a vote of the Peet’s shareholders under applicable Nasdaq rules (the “Share Fraction Cap”). Peet’s proposal for this transaction structure included a commitment by all Diedrich directors and officers to vote their owned and controlled shares in favor of the merger, no fiduciary termination right, a break-up fee of 4.5% of the transaction value, a “material adverse change” clause containing specific non-customary provisions favorable to Peet’s, and other customary terms and conditions. In the letter, Peet’s expressed the view that the one-step merger transaction would likely be completed within four to five months after the execution of the definitive agreement.

The other transaction structure proposed in the letter was an all-cash acquisition at a price of $21.02 per share effected through a two-step structure comprising a cash tender offer followed by a second-step cash merger. The letter noted that the proposed purchase price per share was equal to the 90-day volume-weighted average closing price of Diedrich’s common stock. Peet’s proposal for this transaction structure included a commitment by all Diedrich directors and officers to tender their owned and controlled shares, a fiduciary termination right in favor of Diedrich, a break-up fee of 4.5% of the transaction value, a material adverse change clause containing only customary terms, and other customary terms and conditions. In the letter, Peet’s expressed the view that the tender offer portion of the two-step transaction could be completed in as little as five to six weeks after the execution of the definitive agreement.

On October 14, 2009, a representative from Houlihan Lokey held a telephonic conference with the CFO of Company A at which time Company A provided additional feedback to Houlihan Lokey regarding the materials that were sent to Company A by Mr. Ryan and subsequently updated by Houlihan Lokey. In addition, the CFO of Company A indicated verbally that Company A was willing to increase the purchase price for Diedrich to an enterprise value of $160 million, under certain specific conditions, but that Company A was not willing to pay much more than its offer of $160 million.

Houlihan Lokey provided an analysis of the revised Peet’s proposal during a meeting of the Special Committee held on October 14, 2009, as well as an analysis of the revised proposal provided by Company A. The Special Committee concluded that certain of the terms set forth in the Peet’s proposal were not acceptable and that no further discussion between the parties would be necessary if these terms remained. A representative of Houlihan Lokey was instructed to convey that message to Peet’s. In addition, the Special Committee agreed that the Company A proposal was inferior to the Peet’s proposal.

On October 15, 2009, the Special Committee convened a morning meeting to be briefed on the Houlihan Lokey representative’s conversation with Peet’s. The Houlihan Lokey representative indicated that Peet’s was likely willing to negotiate the objectionable terms, including the restrictive nature of the stockholder obligations to tender or vote in favor of the transaction, the size of the break-up fee and conditions to closing. The Special Committee instructed the Houlihan Lokey representative to communicate back to Peet’s a price of $28.50 per share of Diedrich common stock, which represented a 30% premium to Diedrich’s 30-day volume-weighted average closing price, and other specific terms. The Houlihan Lokey representative communicated the Special Committee’s instructions to Mr. Jesse. In the afternoon of October 15, 2009, Mr. Ryan and a Houlihan Lokey representative held a telephonic conference with Messrs. O’Dea and Jesse to further discuss the price and other terms of a proposed transaction. The Special Committee convened an afternoon meeting to discuss the results of the telephonic conference with Peet’s. Mr. Ryan and the Houlihan Lokey representative informed the Special Committee members that Peet’s transaction committee considered the points raised by Diedrich and was willing to increase the purchase price to $26.58 and would also allow Houlihan Lokey to have a conversation with Peet’s lender to assess their willingness to provide the necessary financing. The Special Committee was unable to come to a conclusion with respect to the revised price of $26.58 communicated by Peet’s but instructed Gibson Dunn to prepare a term sheet for purposes of negotiating with Peet’s in order to see if there was substantial agreement on other deal terms. After the Special Committee meeting, the Houlihan Lokey representative communicated to Mr. Jesse that a term sheet would be forthcoming the next day.

On October 16, 2009, the term sheet was sent to Cooley by Gibson Dunn. Representatives of Gibson Dunn had a telephonic conference with representatives of Cooley to discuss the terms and structure of a proposed transaction. A representative of Houlihan Lokey had a telephonic conference with Peet’s proposed lender for financing a transaction with Diedrich for purposes of evaluating the feasibility of financing.

On October 17, 2009, Cooley sent a revised term sheet to Gibson Dunn, which Gibson Dunn circulated to the Special Committee for review. After Gibson Dunn discussed the revised term sheet with the Special Committee, Gibson Dunn engaged in additional discussions with Cooley and thereafter a representative of Gibson Dunn summarized the unresolved issues in the term sheet for the Special Committee’s review.

On October 18, 2009, Cooley sent a further revised term sheet to Gibson Dunn, which Gibson Dunn circulated with its comments to the Special Committee. After Gibson Dunn discussed the revised term sheet with the Special Committee, Gibson Dunn and Cooley held a telephonic negotiating session with respect to the term sheet. Gibson Dunn prepared a summary of the negotiating session and circulated to the Special Committee a list of open issues.

On October 19, 2009, Cooley provided an oral update to Gibson Dunn on Peet’s positions in the term sheet. Gibson Dunn informed the Special Committee regarding its discussions with Cooley.

On October 20, 2009, the Special Committee convened a meeting to consider the term sheet with Peet’s and the next steps regarding Company A. Gibson Dunn prepared a revised draft of the term sheet based on input from the Special Committee and transmitted the revised term sheet to Cooley. With regard to Company A, the Special Committee determined that continuing discussions with Company A would not be productive based on the significant differences in the positions of Diedrich and Company A as to the proposed price.

On October 21, 2009, A representative of Houlihan Lokey communicated the Special Committee’s determination to the Chief Financial Officer at Company A. Gibson Dunn and Cooley continued to negotiate the Peet’s term sheet. Cooley transmitted a revised term sheet to Gibson Dunn, which Gibson Dunn circulated to the Special Committee.

On October 22, 2009, Gibson Dunn and Cooley continued to negotiate matters relating to the term sheet.

On October 23, 2009, Mr. Jesse contacted Mr. Ryan, a representative of Gibson Dunn and a representative of Houlihan Lokey to request a weekend conference call to present Peet’s suggestions on how to resolve open issues in the term sheet. Representatives of the parties agreed to a Sunday morning conference call.

On October 25, 2009, a conference call was held amongst Mr. Ryan, a representative of Houlihan Lokey, a representative of Gibson Dunn, Messrs. O’Dea and Jesse and a representative of Cooley. During this call, Peet’s increased its offer to $27.00 per share made up of a combination of $18.00 per share in cash and the remainder in Peet’s stock and indicated that it would like to sign a definitive agreement by November 2, 2009. The increase in Peet’s offer was preceded by the continued increase in the market value of Diedrich stock. Gibson Dunn prepared a summary of the proposal presented orally by Peet’s and circulated the summary to the Special Committee.

On October 26, 2009, the Special Committee convened a meeting to consider the current proposal and the latest version of the term sheet.

On October 27, 2009, Gibson Dunn sent a revised term sheet to Cooley. Gibson Dunn and Cooley continued to negotiate the terms of the term sheet.

Early in the morning of October 28, 2009, Peet’s and Diedrich reached agreement on the forms of the term sheet and the exclusivity agreement, and on the afternoon of October 28, 2009, they entered into the exclusivity agreement. That evening, Cooley delivered to Gibson Dunn a proposed form of definitive merger agreement and a proposed form of stockholder agreement to be signed by each of Diedrich’s directors and officers. Gibson Dunn subsequently provided copies of the proposed form of stockholder agreement to each of Diedrich’s directors and officers.

On October 29, 2009, Mr. Grimes, Mr. Hosier and a representative from Houlihan Lokey met at Diedrich’s manufacturing facility in Castroville, California to tour the facility and review plans for the expansion of packaging capacity. Gibson Dunn and Diedrich reviewed and revised the Merger Agreement. Cooley submitted a legal diligence request list to Gibson Dunn in the evening and a telephonic conference was held that evening among Cooley, Gibson Dunn and Diedrich to discuss materials responsive to the legal diligence request list.

On October 30, 2009, Gibson Dunn sent a revised draft of the Merger Agreement to Cooley in the morning. Diedrich provided diligence materials in response to the legal diligence request list from Cooley. Mr. Ryan, a representative of Gibson Dunn and a representative of Houlihan Lokey held a telephonic conference with Messrs. O’Dea and Jesse and a representative of Cooley during which Peet’s informed Diedrich of its concerns in light of the significant decline in Diedrich’s stock price that day. Diedrich advised Peet’s that a reduction in the purchase price would not be acceptable based on Diedrich’s closing price of $21.80 per share. Peet’s indicated that its willingness to move forward with a transaction at $27.00 per share would be highly dependent on the performance of Diedrich’s stock price on the next trading day.

On October 31, 2009, Cooley sent a revised draft of the Merger Agreement to Gibson Dunn in the morning. Negotiations continued between Gibson Dunn and Cooley regarding the Merger Agreement throughout the day.

On November 1, 2009, Gibson Dunn sent a revised draft of the Merger Agreement to Cooley in the morning. By the afternoon of that day, Gibson Dunn and Cooley had reached substantial agreement on the material terms of the Merger Agreement, except for the amount and composition of the consideration to be paid to Diedrich’s stockholders in the acquisition. Negotiations continued between Gibson Dunn and Cooley regarding other details of the Merger Agreement throughout the day and night. The Special Committee of the Board met to receive an update on the status of the Merger negotiations and provide direction to Gibson Dunn on various issues. The board of directors of Peet’s met to approve the proposed acquisition of Diedrich substantially based on the terms set forth in the Merger Agreement.

On November 2, 2009, Gibson Dunn and Cooley continued to revise and finalize the terms of the Merger Agreement. The Special Committee and the Board met to discuss the terms of the proposed transaction with Peet’s and received a presentation from Houlihan Lokey regarding the fairness, from a financial point of view, of the consideration to be received by the holders of Diedrich common stock, other than certain affiliated stockholders. At approximately noon, Mr. Ryan, a representative of Gibson Dunn and a representative of Houlihan Lokey left the Board meeting to participate in a conference call with Messrs. O’Dea and Jesse and a representative of Cooley. During this call, Messrs. O’Dea and Jesse advised Mr. Ryan that, in light of the fact that Diedrich’s stock price continued to decline, Peet’s was not certain it was comfortable with a purchase price of $27.00 per share and wished to schedule a conference call for shortly after the U.S. securities markets closed to determine whether a transaction was still feasible from Peet’s perspective. Mr. Ryan, the representative of Gibson Dunn and the representative of Houlihan Lokey returned to the Board meeting. Diedrich’s stock price closed at $20.36. Mr. Ryan, the representative of Gibson Dunn and the representative of Houlihan Lokey reconvened a telephonic conference with Messrs. O’Dea and Jesse and the representative of Cooley. Messrs. O’Dea and Jesse communicated that Peet’s would only proceed with a transaction at $26.00 per share ($17.00 in cash and the remainder in stock). Mr. Ryan, the representative of Gibson Dunn and the representative of Houlihan Lokey returned to the Special Committee meeting, and the Special Committee discussed the revised purchase price in light of the continued decline of Diedrich’s stock price. The Houlihan Lokey representative left the Board meeting and communicated to Mr. Jesse a compromise proposal of $26.50 per share ($18.00 in cash and the remainder in stock). Mr. Jesse called the Houlihan Lokey representative shortly thereafter and indicated that Peet’s would not increase the aggregate purchase price beyond $26.00 per share but was willing to increase the cash component to $17.33 (and the remainder in stock). The Houlihan Lokey representative communicated Peet’s revised offer to the Special Committee and the Board, and the Special Committee engaged in a discussion regarding the purchase price. Houlihan Lokey orally delivered its opinion to the Special Committee based on the proposed implied purchase price of $26.00 per share that, as of November 2, 2009, the consideration to be received by the holders of Common Stock, other than certain affiliated stockholders, in the Offer and the Merger, was fair to such holders from a financial point of view. The oral opinion was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 2, 2009. See the section below entitled “Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.”

The Special Committee approved a resolution recommending that the Board approve and adopt the Offer, the Merger and the Merger Agreement.

After full discussion at a meeting, the Board unanimously:

•

determined that the Merger Agreement and all actions and transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Diedrich’s stockholders;

•	adopted and approved the Merger Agreement and approved the Offer, the Merger and all actions and transactions contemplated by the Merger Agreement, in accordance with the requirements of the DGCL;

•	declared that the Merger Agreement is advisable;

•	recommended that Diedrich’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement; and

•

adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Stockholder Agreements, the Offer, the Merger, the Merger Agreement and any of the other actions and transactions contemplated by the Merger Agreement.

At the conclusion of the Board meeting, Diedrich, Peet’s and Purchaser executed the Merger Agreement.

After the close of trading on the Nasdaq Stock Market on that day, Diedrich and Peet’s issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Offer and the Merger

In evaluating the Offer, the Merger and the Merger Agreement, the Board received the unanimous recommendation of the Special Committee and consulted with Diedrich’s management and legal and financial advisors. In reaching its decision that the Offer and the Merger are advisable, and in reaching its recommendation that stockholders tender their shares of Common Stock in the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement, the Board considered a number of factors, including the following material factors, which the Board viewed as supporting its recommendation:

•

Strategic Alternatives to a Sale Transaction. Throughout the process that the Board conducted to evaluate strategic alternatives available to Diedrich, the Board considered a range of strategic alternatives potentially available to Diedrich, including continuing to execute on its strategic plan as an independent company, selling assets of Diedrich, a sale of Diedrich and improving Diedrich’s cash position through a financing transaction. The Board considered the strategic fit and the revenue base and financial resources of Peet’s, which it believed to be a significant benefit that could not be obtained by remaining an independent company. The Board concluded (after taking into account the current and historical financial condition, results of operations, competitive position, business prospects, opportunities and strategic objectives of each of Diedrich and Peet’s, including the potential risks involved in achieving those prospects and objectives) that (1) the financial prospects of Diedrich and Peet’s on a combined basis were more favorable than the financial prospects of Diedrich on a stand- alone basis, (2) a combined company should be able to compete successfully, leading to higher equity value, and (3) on a risk-adjusted basis, the Offer Consideration is greater than the long-term value inherent in Diedrich as a stand-alone entity.

•	Prospects of the Combined Entity. The Board considered that the combined company would be a stronger, better diversified and more financially flexible company than Diedrich as a stand-alone entity.

The Board also considered that the Offer presents an opportunity for Diedrich’s stockholders to receive an equity interest in a more financially stable company, to have greater liquidity for their shares, to benefit from any synergies experienced by Peet’s in the acquisition and integration of Diedrich, and to participate in any future growth of Peet’s and Diedrich on a combined basis.

•

Premium to Market Price. The Board considered the current and recent market prices of the shares of Common Stock and the premium implied by the Offer Consideration based on market prices of the shares of Common Stock and Peet’s common stock as of recent dates. The Offer Consideration represents an approximately 27.7% premium over the closing price of the shares of Common Stock on November 2, 2009, the last full trading day prior to the public announcement of entry into the Merger Agreement.

•

Stockholders’ Right to Receive Stock and Cash. The Board considered the right of Diedrich’s stockholders to receive stock and cash, which provides stockholders with liquidity for their shares of Common Stock at a premium to the recent trading price, and, as referenced above, allows stockholders to benefit from the synergies produced by the Merger and to participate in any future growth of the combined company.

•

Opinion of Houlihan Lokey Howard & Zukin Capital, Inc. The Board considered the recommendation of the Special Committee, which was based in part on the oral opinion of Houlihan Lokey delivered to the Special Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 2, 2009), with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock, other than certain affiliated stockholders, in the Offer and the Merger, as of November 2, 2009, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “The Solicitation or Recommendation—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.”

•

Timing and Certainty of Completion. The Board considered the anticipated timing and certainty of completion of the Offer and the Merger, including the likelihood of regulatory review of the transaction by U.S. antitrust authorities, and the structure of the transaction as an exchange offer for all shares of Common Stock, which may enable Diedrich’s stockholders to receive the transaction consideration and obtain the benefits of the transaction more quickly than might be the case in other transaction structures.

•

Ability to Solicit Superior Proposals. The Board considered Diedrich’s ability to furnish information to, and conduct negotiations with, a third party and to terminate the Merger Agreement in order to enter into an agreement relating to a superior proposal under certain circumstances and subject to certain conditions, including the payment of a termination fee to Peet’s.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered Diedrich’s rights under the Merger Agreement to pursue unsolicited acquisition proposals under specified circumstances.

•

Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Board considered Diedrich’s ability, following receipt of certain competing acquisition proposals after the date of the Merger Agreement that are more favorable from a financial point of view to Diedrich’s stockholders, to change its recommendation with respect to the Offer and the Merger and terminate the Merger Agreement if certain conditions are satisfied, including that the Board determine in good faith (after consulting with Diedrich’s outside legal counsel and financial advisors) that the failure to do so could reasonably be expected to constitute a breach of Diedrich’s board of directors’ fiduciary obligations to Diedrich’s stockholders under applicable law and that Diedrich pays Peet’s a termination fee of $6,388,000 or $8,517,000 (the “Termination Fee”), depending on the circumstances under which the Merger Agreement is terminated. In addition, the Board considered that the Termination Fee was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a superior acquisition proposal.

In addition to those set forth above, the Board considered a number of additional factors, including the following potentially negative factors.

•

No Stockholder Participation in Future Earnings or Growth of Diedrich as an Independent Company. The Board considered that the Offer and the Merger would preclude Diedrich’s stockholders from having an opportunity to participate in Diedrich’s future earnings growth and future profits as an independent company, but that Diedrich’s stockholders will nevertheless have the right to continue to share indirectly in the future growth and performance of Diedrich’s business after the completion of the Offer and the Merger as a part of Peet’s.

•

Risks Associated with Being a Peet’s Stockholder. The Board considered that because a portion of the consideration to be paid by Peet’s in the Offer and the Merger is Peet’s common stock, Diedrich’s stockholders will be subject to the risks associated with being a Peet’s shareholder, as detailed in the Prospectus/Offer to Purchase under the caption “Risk Factors.”

•

Discouraging Other Prospective Buyers. The Board considered that entering into the Merger Agreement with Peet’s, and certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with Diedrich.

•

Transaction Costs. The Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of Diedrich’s business, including the risk that the operations of Diedrich would be disrupted by employee concerns or departures, or by the loss of customers following announcement of the Offer and the Merger.

•

Interim Restrictions on Business. The Board considered that pursuant to the Merger Agreement, Diedrich is required to obtain Peet’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the completion of the Merger.

•

Effect of Failure to Complete Transactions. The Board considered that the conditions to the completion of the Offer may not be met and that the Offer and the Merger otherwise may not be completed. The Board considered the adverse effect on Diedrich’s business and ability to attract and retain key management personnel if the Offer and the Merger were, in fact, not completed.

•

Peet’s Termination Right if the Conditions Are Not Met. The Board considered Peet’s right to terminate the Offer and the Merger Agreement in the event that the Minimum Condition or other conditions are not met and the Offer is not consummated by March 31, 2010.

•	Distraction of Management and Employees. The Board considered that the Offer and the Merger would be a distraction to Diedrich’s management and employees.

The Board concluded, however, that many of these risks could be managed or mitigated by Diedrich or were unlikely to have a material effect on the Offer, the Merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the members of the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different factors.

The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that Diedrich’s stockholders accept the Offer by tendering their shares of Common Stock and to the extent required, adopt the Merger Agreement and the Merger.

Intent to Tender

Pursuant to the Stockholder Agreements, each of Timothy J. Ryan, James W. Stryker, Jeanne Ortiz, James L. Harris, James R. Phillips, Gregory D. Palmer, Sean M. McCarthy, Jack Hosier and Dana A. King is obligated to tender in the Offer all shares of Common Stock that such person beneficially owns. Pursuant to his Stockholder Agreement, Mr. Heeschen is obligated to tender in the Offer 1,832,580 of his beneficially owned shares of Common Stock. After reasonable inquiry and to the best knowledge of Diedrich, each director and executive officer of Diedrich intends to tender in the Offer all shares of Common Stock that each such person owns of record or beneficially that are outstanding immediately prior to expiration of the Offer. See Item 3 for a discussion of the treatment of outstanding stock options upon completion of the Offer and the Merger.

Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.

On November 2, 2009, Houlihan Lokey rendered an oral opinion to the Special Committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 2, 2009), to the effect that, as of November 2, 2009 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of the Common Stock, other than certain affiliated stockholders, in the Offer and the Merger was fair, from a financial point of view, to the holders of the Common Stock other than certain affiliated stockholders.

Houlihan Lokey’s opinion was directed to the Special Committee and only addressed the fairness from a financial point of view of the consideration to be received by the holders of the Common Stock, other than certain affiliated stockholders, in the Offer and the Merger and does not address any other aspect or implication of the Offer and the Merger. The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this Statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. The Board encourages Diedrich’s stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee or any stockholder as to how to act or vote or whether to tender any shares with respect to the Offer or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the following agreements and documents:

•	Draft of the Merger Agreement;

•	Drafts of the forms of Stockholder Agreements by and between Peet’s and certain stockholders;

•

reviewed certain publicly available business and financial information relating to Diedrich and Peet’s that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Diedrich and Peet’s;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Diedrich made available to Houlihan Lokey by Diedrich, including financial projections (and adjustments thereto) prepared by the management of Diedrich relating to Diedrich for the fiscal years ending 2010 through 2012;

•

spoke with certain members of the management of Diedrich and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of Diedrich, the Offer, the Merger and related matters;

•	compared the financial and operating performance of Diedrich and Peet’s with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for the Common Stock and Peet’s common stock, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Diedrich advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections referred to above and reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best available estimates and judgments of such management as to the future financial results and condition of Diedrich at their time of preparation, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Management of Diedrich informed Houlihan Lokey that only one year of financial projections exist that currently represent the best available estimates and judgments of Diedrich management as to the future financial results and condition of Diedrich. As a result, in reaching its conclusions, Houlihan Lokey did not perform a discounted cash flow analysis. With respect to the publicly available research analyst estimates for Peet’s referred to above, Houlihan Lokey reviewed and discussed such estimates with the management of Diedrich and assumed, with Diedrich’s consent, that such estimates represent reasonable estimates and judgments of the future financial results and condition of Peet’s, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Diedrich or Peet’s since the date of the most recent financial information available to Houlihan Lokey that would be material to its analyses or the opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey did not consider any aspect or implication of any transaction to which Diedrich or Peet’s may be a party (other than as specifically described in the opinion with respect to the Offer and the Merger).

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Offer and the Merger will be satisfied without waiver thereof, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the draft agreements and documents provided to Houlihan Lokey, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations and (ii) all governmental, regulatory and other consents and approvals necessary for the completion of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that will result in the disposition of any material portion of the assets of Diedrich or Peet’s, or otherwise have an effect on Diedrich or Peet’s or any expected benefits of the Offer and the Merger that would be material to its analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ, in any respect material to Houlihan Lokey’s analyses or its opinion, from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Diedrich, Peet’s or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and did not express any opinion regarding, the liquidation value of any entity. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Diedrich or Peet’s are or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Diedrich or Peet’s are or may be a party or are or may be subject.

The opinion was furnished for the use and benefit of the Special Committee in connection with its consideration of the Offer and the Merger and was not intended to be used for any other purpose without Houlihan Lokey’s prior written consent. The opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. The opinion was not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other person as to how to act or vote or whether to tender any shares with respect to any matter relating to the Offer and the Merger.

Houlihan Lokey was not requested to opine as to, and it did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, Diedrich, Peet’s, their respective security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Offer or the Merger or otherwise (other than the Offer Consideration to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of Diedrich, Peet’s, or to any other party, except as expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for Diedrich, Peet’s or any other party or the effect of any other transaction in which Diedrich, Peet’s or any other party might engage, (v) the fairness of any portion or aspect of the Offer to any one class or group of Diedrich’s or any other party’s security holders vis-à-vis any other class or group of Diedrich’s or such other party’s security holders (including, without limitation, the allocation of any consideration among or within such classes or groups of security holders), (vi) whether or not Diedrich, Peet’s, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of Diedrich, Peet’s or any other participant in the Offer or the Merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the Offer Consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with Diedrich’s consent, on the assessments by the Special Committee, Diedrich and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Diedrich, Peet’s and the Offer and the Merger.

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Diedrich, such as the impact of competition on the business of Diedrich and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Diedrich or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Diedrich or the proposed Offer and Merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Diedrich’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Diedrich. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Special Committee in connection with its consideration of the proposed Offer and the Merger and was only one of many factors considered by the Special Committee in evaluating the proposed Offer and the Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Consideration or of the views of the Special Committee, the Board or management with respect to the Offer and the Merger or the Offer Consideration. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between Diedrich and Peet’s, and the decision to enter into the Merger Agreement was solely that of the Board.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Special Committee in connection with Houlihan Lokey’s opinion rendered on November 2, 2009. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants, options and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•

Equity value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants, options and other convertible securities) based on the relevant company’s closing stock price, or equity value, as of a specified date.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of the Common Stock and Peet’s common stock and the common stock of the selected coffee roasters, private label food manufacturing and coffee related retail companies listed below as of October 30, 2009, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. Unless the context indicates otherwise, estimates for each of (i) revenue of the next fiscal year for which financial information has not been made public (“NFY Revenue”), (ii) earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items for the next fiscal year for which financial information has not been made public (“NFY Adjusted EBITDA”), (iii) earnings before interest and taxes, adjusted for certain non-recurring items for the next fiscal year for which financial information has not been made public (“NFY Adjusted EBIT”) and (iv) net income adjusted for certain non-recurring items for the next fiscal year for which financial information has not been made public (“NFY Adjusted Net Income”) were based on estimates provided by Diedrich management, in the case of Diedrich, and certain reports of securities analysts for all other companies, including Peet’s.

Selected Companies Analysis

Diedrich

Houlihan Lokey calculated multiples of enterprise value and equity value based on certain financial data for Diedrich and the following selected coffee roasters and private label food manufacturing companies. The calculated multiples included (i) enterprise value to NFY Revenue, NFY Adjusted EBITDA and NFY Adjusted EBIT, and (ii) equity value to NFY Adjusted Net Income. The financial data for Diedrich was based on a report of the equity research analyst who covers Diedrich. The list of selected companies and the related financial data for such selected companies and for Diedrich are set forth below.

	Enterprise Value to:						Equity Value to:
Selected Companies	NFY Revenue		NFY Adjusted EBITDA		NFY Adjusted EBIT		NFY Adjusted Net Income
Coffee Roasters
Coffee Holding Co. Inc.	NA	[1]	NA		NA		NA
Companhia Cacique de Cafe Soluvel	NA		NA		NA		NA
Companhia Iguacu de Cafe Soluvel	NA		NA		NA		NA
Farmer Brothers Co.	NA		NA		NA		NA
Green Mountain Coffee Roasters Inc.	2.52	x	18.2	x	22.5	x	36.2	x
Peet’s Coffee & Tea Inc.	1.39	x	11.4	x	19.6	x	32.3	x
Super Coffeemix Manufacturing Ltd.	NA		NA		NA		NA

Private Label
Ralcorp Holdings Inc.	1.11	x	6.8	x	8.9	x	11.3	x
Cott Corporation	0.61	x	5.9	x	10.0	x	13.7	x
Treehouse Foods Inc.	1.09	x	9.7	x	13.1	x	17.6	x
J&J Snack Foods Corp.	0.93	x	5.9	x	8.2	x	15.0	x
Overhill Farms Inc.	0.46	x	4.2	x	4.9	x	7.2	x

Diedrich	2.00	x	19.0	x	24.1	x	24.7	x

1	For purposes of the tables in this Statement, “NA” means “not available.”

The calculated multiple ranges and averages for the selected companies (excluding Diedrich) were as follows:

Multiple Description	Multiples
	Low		High		Median		Mean
Enterprise Value as a multiple of:
NFY Revenue	0.46	x	2.52	x	1.09	x	1.16	x
NFY Adjusted EBITDA	4.2	x	18.2	x	6.8	x	8.9	x
NFY Adjusted EBIT	4.9	x	22.5	x	10.0	x	12.5	x
Equity Value as a multiple of:
NFY Adjusted Net Income	7.2	x	36.2	x	15.0	x	19.0	x

Houlihan Lokey applied the following selected multiple ranges derived from the selected companies analysis to corresponding financial data for Diedrich. The selected companies analysis indicated the following implied enterprise values from operations reference ranges for Diedrich:

Multiple Description	Selected Multiple Range	Selected Enterprise Value From Operations Range
(in millions)
NFY Revenue	1.00x – 1.15x	$98.2 – $112.9
NFY Adjusted EBITDA	7.5x – 9.0x	$84.2 – $101.1
NFY Adjusted EBIT	10.0x – 11.5x	$95.6 – $109.9
NFY Adjusted Net Income	14.0x – 16.0x	$75.8 – $86.7

Houlihan Lokey made several adjustments to this selected enterprise value from operations reference range to arrive at an implied per share reference range. These adjustments included assuming the addition of (i) net debt of $(0.3) million as of September 16, 2009, (ii) the estimated value of notes receivable of $3.5 million, (iii) the present value of net operating loss carryforwards as of October 30, 2009 of $3.3 million and (iv) proceeds from the exercise of options and warrants of $6.2 million, together with assuming outstanding common shares of 8.5 million, based on Diedrich’s Quarterly Report on Form 10-Q filed by Diedrich with the SEC on November 2, 2009.

These adjustments resulted in implied per share equity reference ranges as follows:

Multiple Description	Implied Per Share Equity Reference Range for Diedrich
NFY Revenue	$13.17 – $14.91
NFY Adjusted EBITDA	$11.52 – $13.51
NFY Adjusted EBIT	$12.86 – $14.55
NFY Adjusted Net Income	$10.53 – $11.81

Peet’s

Houlihan Lokey calculated multiples of enterprise value and equity value based on certain financial data for Peet’s and the following selected coffee related retail companies. The calculated multiples included (i) enterprise value to earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items for the most recently reported twelve months for which financial information has been made public, or LTM Adjusted EBITDA, and NFY Adjusted EBITDA, and (ii) equity value to NFY Adjusted Net Income. The list of selected companies and the related financial data are set forth below.

Selected Companies	Enterprise Value to: Adjusted EBITDA				Equity Value to: NFY Net Income
	LTM		NFY
Caribou Coffee Company, Inc.	6.0	x	7.2	x	33.0	x
Starbucks Corp.	10.6	x	10.2	x	24.9	x
Tim Hortons Inc.	9.1	x	8.9	x	16.1	x
Peet’s	11.6	x	11.4	x	32.3	x

The calculated multiple ranges and averages for the selected companies (excluding Peet’s) were as follows:

Multiple Description	Multiples
	Low		High		Median		Mean
Enterprise Value as a multiple of:
LTM Adjusted EBITDA	6.0	x	10.6	x	9.1	x	8.5	x
NFY Adjusted EBITDA	7.2	x	10.2	x	8.9	x	8.8	x
Equity Value as a multiple of:
NFY Adjusted Net Income	16.1	x	33.0	x	24.9	x	24.6	x

Selected Transactions Analysis.

Houlihan Lokey calculated multiples of implied enterprise value based on the estimated purchase prices paid in certain publicly announced coffee roasters and private label food manufacturing transactions. Houlihan Lokey selected transactions announced within three years prior to the announcement of the proposed Offer and Merger. The calculated multiples included implied enterprise value of the target company as a multiple of revenue for the latest twelve months for which information had been made public as of the announcement date of the relevant transaction, or LTM Revenue, and earnings before interest, taxes, depreciation and amortization for the latest twelve months for which information had been made public as of the announcement date of the relevant transaction, or LTM EBITDA. The list of selected transactions and the related multiples and certain financial data are set forth below:

				Transaction Value/
Effective Date	Target	Acquiror	Transaction Value	LTM Revenue		LTM EBITDA
03/27/2009	Tullys Coffee Brand and Wholesale Business	Green Mountain Coffee Roasters	$40.3	1.30	x	NA
03/04/2009	Flavors Specialties, Inc.	Frutarom USA, Inc.	$27.0	2.35	x	7.6	x
11/26/2007	Mondiv Food Products, Inc.	Lassonde Specialties Inc.	$19.8	0.79	x	NA
10/15/2007	E.D. Smith Income Fund	TreeHouse Foods, Inc.	$281.1	1.02	x	9.8	x
07/19/2007	Van Houtte Inc.	Littlejohn & Co., Fonds de solidarite and management	$526.1	1.50	x	8.1	x
05/31/2007	San Antonio Farms	TreeHouse Foods, Inc.	$88.5	1.95	x	9.7	x
05/08/2007	Associated Brands Income Fund	TorQuest Partners	$62.5	0.40	x	6.8	x
05/07/2007	DeGraffenreid, LLC	TreeHouse Foods, Inc.	$10.0	0.43	x	NA
04/27/2007	Coffee Bean International, Inc.	Farmer Brothers Co.	$22.0	0.80	x	NA
03/19/2007	Bloomfield Bakers	Ralcorp Holdings Inc.	$139.6	0.70	x	6.8	x
11/09/2006	Java Trading Co.	Distant Lands Trading Co.	$54.0	1.30	x	10.2	x

The calculated multiples ranges and averages were as follows:

Multiple Description	Multiples
	Low	High	Median	Mean
Transaction Value as a multiple of:
LTM Revenue	0.40x	2.35x	1.02x	1.14x
LTM EBITDA	6.8x	10.2x	8.1x	8.4x

Houlihan Lokey applied the following selected multiple ranges derived from the selected transactions analysis to corresponding financial data for Diedrich. The selected transactions analysis indicated the following implied enterprise values from operations reference ranges for Diedrich:

Multiple Description	Selected Multiple Range				Selected Enterprise Value From Operations Range
	Low		High		(in millions)
LTM Revenue	1.25	x	1.40	x	$84.6 – $94.8
LTM Adjusted EBITDA	9.0	x	10.5	x	$43.6 – $50.9

Houlihan Lokey made several adjustments to this selected enterprise value from operations reference range to arrive at an implied per share reference range. These adjustments included assuming the addition of (i) net debt of $(0.3) million as of September 16, 2009, (ii) the estimated value of notes receivable of $3.5 million, (iii) the present value of net operating loss carryforwards as of October 30, 2009 of $3.3 million and (iv) proceeds from the exercise of options and warrants of $6.2 million, together with assuming outstanding common shares of 8.5 million, based on Diedrich’s Quarterly Report on Form 10-Q filed by Diedrich with the SEC on November 2, 2009.

These adjustments resulted in implied per share equity reference ranges as follows:

Multiple Description	Implied Per Share Equity Reference Range
LTM Revenue	$11.57 – $12.77
LTM Adjusted EBITDA	$6.73 – $7.58

Other Matters

Houlihan Lokey was engaged by Diedrich to provide an opinion to the Special Committee regarding the fairness from a financial point of view of the consideration to be received by the holders of Common Stock other than certain affiliated stockholders in the Offer and the Merger. Diedrich engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including loans and other obligations) of, or investments in, Diedrich, Peet’s or any other party that may be involved in the Offer or the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger.

Houlihan Lokey or certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to Diedrich for which Houlihan Lokey or such affiliates received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Diedrich, Peet’s and other participants in the Offer or the Merger in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of Houlihan Lokey’s engagement, Diedrich agreed to pay Houlihan Lokey for its financial advisory services an aggregate fee currently estimated to be $2.9 million, a portion of which is payable in connection with Houlihan Lokey’s opinion, and a significant portion of which is contingent upon completion of the Offer. Diedrich has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

Neither Diedrich nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Diedrich on its behalf with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as otherwise noted herein, no transactions in shares of Common Stock have been effected during the past 60 days by Diedrich or, to the best of Diedrich’s knowledge after a review of Form 4 filings, by any executive officer, director or affiliate of Diedrich.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth in this Statement, Diedrich is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of shares of Common Stock by Diedrich or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Diedrich; (iii) any purchase, sale or transfer of a material amount of assets of Diedrich; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Diedrich.

Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Delaware General Corporation Law

Diedrich is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

Business Combination Statute. Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

•

upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

•

following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The Board approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL on November 2, 2009, as described in Item 4 of this Statement above. Therefore, the restrictions of Section 203 of the DGCL do not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Appraisal Rights. Holders of shares of Common Stock will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of shares of Common Stock immediately prior to the effective time of the Merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their shares of Common Stock. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their shares of Common Stock (excluding any appreciation or depreciation in anticipation of the Offer or the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the shares of Common Stock could be based upon factors other than, or in addition to, the value of the consideration per Share ultimately delivered in the Offer or the Merger or the market value of the shares of Common Stock. The value so determined could be more or less than the value of the consideration per share of Common Stock ultimately delivered in the Offer or the Merger.

Appraisal rights will be available in connection with the Merger, regardless of whether the Merger is consummated by Peet’s without a vote pursuant to Section 253 of the DGCL, or a vote of Diedrich’s stockholders is required under the DGCL to effect the Merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, Diedrich will provide additional information to the holders of shares of Common Stock concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Short Form Merger. The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding shares of Common Stock, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Diedrich stockholder.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Diedrich has granted to Peet’s and Purchaser an irrevocable option (the “Top-Up Option”), exercisable upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase from Diedrich an aggregate number of newly issued shares of Common Stock equal to the lesser of (i) the Top-Up Number (as defined below) or (ii) the aggregate number of shares of Common Stock that Diedrich is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. “Top-Up Number” means the number of shares of Common Stock that, when added to the number of shares of Common Stock owned of record by Peet’s or Purchaser or any other subsidiary of Peet’s at the time of exercise of the Top-Up Option, constitutes a designated percentage of the number of shares of Common Stock that would be outstanding immediately after the issuance of all shares of Common Stock subject to the Top-Up Option, which percentage will be designated by Peet’s at its sole discretion, provided that such percentage shall be greater than 90% but less than 91%.

The aggregate purchase price payable for the shares of Common Stock being purchased by Peet’s or Purchaser pursuant to the Top-Up Option will be determined by multiplying the number of such shares by an amount equal to the sum of (i) $17.33 and (ii) the amount determined by multiplying (A) the Applicable Fraction by (B) Peet’s Average Stock Price. Such purchase price may be paid by Peet’s or Purchaser, at its election, either entirely in cash or by executing and delivering to Diedrich a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note will bear interest at the rate of 3% per annum, will mature on the first anniversary of the date of execution thereof and may be prepaid without premium or penalty.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits (a)(6) and (a)(7) hereto and is incorporated herein by reference.

Antitrust Laws

The Antitrust Division of the United States Department of Justice and the Federal Trade Commission frequently scrutinize the legality under the antitrust laws of transactions such as Peet’s acquisition of shares of Common Stock pursuant to the Offer and the Merger. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. Diedrich does not believe that the completion of the Offer or the Merger will result in a violation of any applicable antitrust laws; however, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Litigation

On November 10, 2009, an action, George Mendenhall v. J. Russell Phillips, et al., was filed in the Superior Court of the State of California for the County of Orange. In this action, the plaintiff named as defendants Diedrich, the members of the Board, Peet’s and Purchaser. The complaint asserts claims on behalf of Diedrich’s stockholders who are similarly situated with the plaintiff. Among other things, the complaint alleges that the members of the Board have breached their fiduciary duties to Diedrich’s stockholders in connection with the transactions contemplated by the Merger Agreement, allegedly resulting in an unfair process and unfair price to such stockholders. The complaint seeks class certification and certain forms of equitable relief, including enjoining the completion of the transactions contemplated by the Merger Agreement. Diedrich believes that the allegations of the complaint are without merit and intends to vigorously contest the action.

Forward-Looking Statements

Diedrich makes forward-looking statements in this Statement that are subject to risks and uncertainties. These forward-looking statements include information about the Offer and the Merger. When Diedrich uses the words “believe,” “expect,” “anticipate,” “estimate” or similar expressions, Diedrich is making forward-looking statements. Many possible events or factors could affect Diedrich’s future financial results and performance. This could cause Diedrich’s results or performance to differ materially from those expressed in Diedrich’s forward-looking statements. Diedrich stockholders should consider these risks when Diedrich stockholders review this Statement, along with the following possible events or factors:

•	the risk that the Offer and the Merger will not be completed;

•	the risk that Peet’s business and/or Diedrich’s business will be adversely impacted during the pendency of the Offer and the Merger;

•	the risk that the operations of Peet’s and Diedrich will not be integrated successfully;

•	the financial and operating performance of Diedrich’s wholesale operations;

•	Diedrich’s ability to achieve and/or maintain profitability over time;

•	the successful execution of Diedrich’s growth strategies;

•	the impact of competition; and

•	the availability of working capital.

Additional risks and uncertainties are described in detail under the caption “Risk Factors Relating to Diedrich Coffee and Its Business” in Diedrich’s annual report on Form 10-K for the fiscal year ended June 24, 2009 and in other reports that Diedrich files with the SEC. Diedrich stockholders are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Statement. There can be no assurance that the Offer or Merger will in fact be completed. Except where required by law, Diedrich does not undertake an obligation to revise or update any forward-looking statements, whether as a result of new information, future events or changed circumstances.

Item 9.	Exhibits.

The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Prospectus/Offer to Purchase of Peet’s, dated as of November 17, 2009 (incorporated by reference to Peet’s Registration Statement on Form S-4, filed by Peet’s with the SEC on November 17, 2009).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of Peet’s Registration Statement on Form S-4, filed by Peet’s with the SEC on November 17, 2009).

(a)(3)	Letter to the Stockholders of Diedrich, dated as of November 17, 2009.

(a)(4)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9).

(a)(5)	Joint Press Release of Diedrich and Peet’s issued on November 2, 2009 (incorporated by reference to Exhibit 99.3 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on November 3, 2009).

(a)(6)	Agreement and Plan of Merger among Diedrich, Purchaser and Peet’s, dated as of November 2, 2009 (incorporated by reference to Exhibit 2.1 of Diedrich’s Current Report on Form 8-K filed by Diedrich with the SEC on November 3, 2009).

(a)(7)	Amendment No. 1 to Agreement and Plan of Merger among Diedrich, Purchaser and Peet’s, dated as of November 17, 2009.

(e)(1)	Stockholder Agreement, dated as of November 2, 2009, by and between Peet’s and Paul C. Heeschen (incorporated by reference to Exhibit 99.1 of Diedrich’s Current Report on Form 8-K filed by Diedrich with the SEC on November 3, 2009).

(e)(2)	Form of Stockholder Agreement by and between Peet’s and certain directors and executive officers of Diedrich (incorporated by reference to Exhibit 99.2 of Diedrich’s Current Report on Form 8-K filed by Diedrich with the SEC on November 3, 2009).

(e)(3)	Common Stock and Warrant Purchase Agreement, dated as of March 14, 2001 (incorporated by reference to Annex B of Diedrich’s Definitive Proxy Statement, filed by Diedrich with the SEC on April 12, 2001).

(e)(4)	Form of Warrant, dated as of May 8, 2001 (incorporated by reference to Exhibit 4.2 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on May 16, 2001).

(e)(5)	Registration Rights Agreement, dated as of May 8, 2001 (incorporated by reference to Exhibit 4.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on May 16, 2001).

Exhibit No.	Description

(e)(6)	Amendment No. 1 to 2001 Warrant, dated as of August 26, 2008 (incorporated by reference to Exhibit 10.2 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on August 28, 2008).

(e)(7)	Warrant, dated as of August 26, 2008, issued by Diedrich Coffee Inc. to Sequoia Enterprises L.P. (incorporated by reference to Exhibit 4.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on August 28, 2008).

(e)(8)	Waiver, Agreement, Amendment No. 1 to 2008 Warrant and Amendment No. 2 to 2001 Warrant with Sequoia Enterprises L.P., dated as of November 10, 2008 (incorporated by reference to Exhibit 10.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on November 17, 2008).

(e)(9)	Warrant, dated as of April 29, 2009, issued by Diedrich Coffee, Inc. to Sequoia Enterprises L.P. (incorporated by reference to Exhibit 4.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on May 4, 2009).

(e)(10)	Form of Diedrich Coffee, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on April 3, 2008).

(e)(11)	Diedrich Coffee, Inc. 2000 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Diedrich’s Quarterly Report on Form 10-Q for the period ended December 17, 2003, filed by Diedrich with the SEC on January 30, 2004).

(e)(12)	Diedrich Coffee, Inc. 2000 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4.3 of Diedrich’s Registration Statement on Form S-8, filed by Diedrich with the SEC on November 21, 2000).

(e)(13)	Contingent Convertible Note Purchase Agreement, dated as of May 10, 2004 (includes form of convertible promissory note and form of warrant) (incorporated by reference to Exhibit 10.29 of Diedrich’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004, filed by Diedrich with the SEC on September 28, 2004).

(e)(14)	Amendment No. 1 to Contingent Convertible Note Purchase Agreement dated as of June 30, 2004 (incorporated by reference to Exhibit 10.1 of Diedrich’s Quarterly Report on Form 10-Q for the period ended September 19, 2007, filed by Diedrich with the SEC on November 5, 2007).

(e)(15)	Amendment No. 2 to Contingent Convertible Note Purchase Agreement dated as of March 31, 2006 (incorporated by reference to Exhibit 10.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on March 31, 2006).

(e)(16)	Amendment No. 3 to Contingent Convertible Note Purchase Agreement dated as of September 22, 2006 (incorporated by reference to Exhibit 10.28 of Diedrich’s Annual Report on Form 10-K for the fiscal year ended June 28, 2006, filed by Diedrich with the SEC on September 26, 2006).

(e)(17)	Chief Executive Officer Employment Agreement between J. Russell Phillips and Diedrich, effective as of February 7, 2008 (incorporated by reference to Exhibit 10.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on February 8, 2008).

(e)(18)	Stock Option Agreement between Diedrich Coffee, Inc. and J. Russell Phillips, effective as of February 7, 2008 (incorporated by reference to Exhibit 10.2 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on February 8, 2008).

(e)(19)	Amending Agreement by and between Diedrich Coffee, Inc. and Sequoia Enterprises L.P., dated as of June 19, 2008 (incorporated by reference to Exhibit 10.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on June 25, 2008).

Exhibit No.	Description

(e)(20)	Amendment No. 4 to Contingent Convertible Note Purchase Agreement dated as of August 26, 2008 (includes removal of conversion feature of notes, no further warrant issuances) (incorporated by reference to Exhibit 10.2 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on August 28, 2008).

(e)(21)	Loan Agreement by and between Diedrich Coffee, Inc. and Sequoia Enterprises L.P., dated as of August 26, 2008 (incorporated by reference to Exhibit 10.1 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on August 28, 2008).

(e)(22)	Amendment No. 5 to Contingent Convertible Note Purchase Agreement, dated as of March 27, 2009, by and between Diedrich Coffee, Inc. and Sequoia Enterprises L.P. (incorporated by reference to Exhibit 10.2 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on March 30, 2009).

(e)(23)	Amendment No. 6 to Contingent Convertible Note Purchase Agreement, dated as of April 29, 2009, by and between Diedrich Coffee, Inc. and Sequoia Enterprises L.P. (incorporated by reference to Exhibit 10.2 of Diedrich’s Current Report on Form 8-K, filed by Diedrich with the SEC on May 4, 2009).

(e)(24)	Letter Agreement with Sean M. McCarthy, dated as of May 1, 2008 (incorporated by reference to Exhibit 10.1 of Diedrich’s Quarterly Report on Form 10-Q, filed by Diedrich with the SEC on November 2, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer

Dated: November 17, 2009

Annex A

DIEDRICH COFFEE, INC.

28 Executive Park, Suite 200

Irvine, CA 92614

(949) 260-6734

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This information statement (this “Information Statement”) is being mailed to the stockholders of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), on or about November 17, 2009, and relates to the offer by Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), for all of the issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Diedrich with the Securities and Exchange Commission (the “SEC”) on November 17, 2009 and mailed to Diedrich’s stockholders.

Diedrich stockholders are receiving this Information Statement in connection with the possible election of persons designated by Peet’s and Purchaser to at least a majority of the seats on the board of directors of Diedrich (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of November 2, 2009, by and among Peet’s, Purchaser and Diedrich, as amended from time to time (the “Merger Agreement”). There will be no vote or other action by stockholders of Diedrich in connection with this Information Statement. Voting proxies regarding the shares of Common Stock are not being solicited from any stockholder in connection with this Information Statement. Diedrich stockholders are urged to read this Information Statement carefully. Diedrich stockholders are not, however, required to take any action in connection with this Information Statement.

Pursuant to the Merger Agreement, on November 17, 2009, Purchaser commenced an offer to acquire all issued and outstanding shares of Common Stock in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock (together with the $17.33 in cash, the “Offer Consideration”) determined by dividing $8.67 by the volume weighted average price for one share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the Acceptance Time (as defined below), provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended (the “Registration Statement”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Copies of the Prospectus/Offer to Purchase and the Letter of Transmittal are being mailed together with this Information Statement and filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer was commenced by Purchaser on November 17, 2009 and expires at 12:00 midnight, Eastern Time, on December 15, 2009 (one minute after 11:59 p.m., Eastern Time, on December 15, 2009), unless it is extended or terminated in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered (and not properly withdrawn) prior to the expiration of the Offer, (as it may be extended) shares of Common Stock that, together with any shares of Common Stock then owned by Peet’s or Purchaser, or by any other subsidiaries of Peet’s, represent more than 50% of the sum of (i) the aggregate number of shares of

Common Stock outstanding immediately prior to the time upon which Purchaser accepts any shares of Common Stock for exchange pursuant to the Offer (the “Acceptance Time”), and (ii) at the election of Peet’s, an additional number of shares of Common Stock up to (but not exceeding) the aggregate number of shares of Common Stock issuable upon the exercise of all stock options to purchase shares of Common Stock, warrants to purchase shares of Common Stock and other rights to acquire Common Stock that are outstanding immediately prior to the Acceptance Time and that are vested and exercisable or will be vested and exercisable prior to the completion of the Merger (as defined in the Schedule 14D-9). This condition is referred to as the “Minimum Condition” in this Information Statement.

The Merger Agreement requires us to cause Peet’s designees to be elected to the Board under certain circumstances described below.

The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed with the Schedule 14D-9 as Exhibits (a)(6) and (a)(7) and is incorporated herein by reference. The Merger Agreement is included as exhibits to the Schedule 14D-9 to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about Diedrich, Peet’s or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules, were made for the purposes of allocating contractual risk among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Diedrich’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and, in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Diedrich, Peet’s or Purchaser or any of their respective subsidiaries or affiliates. Information regarding Diedrich is provided in Diedrich’s other SEC filings, which are available at www.diedrich.com and on the SEC’s website at www.sec.gov.

This Information Statement is being mailed to Diedrich stockholders in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning Peet’s, Purchaser, and the Peet’s Designees (as defined below) has been furnished to us by Peet’s, and Diedrich assumes no responsibility for the accuracy of any such information.

DIRECTOR DESIGNEES OF PEET’S

Peet’s has informed Diedrich that it will choose its designees to the Board from the executive officers and directors of Peet’s and/or Purchaser listed in Schedule I of the Prospectus/Offer to Purchase, a copy of which is being mailed to stockholders of Diedrich. The information with respect to such individuals in Schedule I of the Prospectus/Offer to Purchase is incorporated herein by reference. Peet’s has informed Diedrich that each of the executive officers and directors of Peet’s and/or Purchaser listed in Schedule I of the Prospectus/Offer to Purchase who may be chosen has consented to act as a director of Diedrich, if so designated.

Based solely on the information set forth in Schedule I of the Prospectus/Offer to Purchase filed by Peet’s, none of the executive officers or directors of Peet’s and/or Purchaser listed in Schedule I of the Prospectus/Offer to Purchase (1) is currently a director of, or holds any position with, Diedrich, or (2) has a familial relationship with any directors or executive officers of Diedrich. Diedrich has been advised that, to the best knowledge of Purchaser and Peet’s, none of the executive officers or directors of Peet’s and/or Purchaser listed in Schedule I of the Prospectus/Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Diedrich and none have been involved in any transactions with Diedrich or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Peet’s has informed Diedrich that, to the best of its knowledge, none of the executive officers or directors of Peet’s and/or Purchaser listed in Schedule I of the Prospectus/Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Peet’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than December 16, 2009, and that, upon assuming office, Peet’s designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of Diedrich will resign, if any.

CERTAIN INFORMATION CONCERNING DIEDRICH

As of November 16, 2009, there were 5,726,813 shares of Common Stock outstanding. The shares of Common Stock are the only class of Diedrich voting securities outstanding that is entitled to vote at a meeting of Diedrich stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Common Stock as of November 16, 2009 by:

•	each person or group of affiliated persons who Diedrich knows beneficially owns more than 5% of Common Stock;

•	each of Diedrich’s directors and nominees;

•	each of Diedrich’s named executive officers; and

•	all of Diedrich’s directors and executive officers as a group.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The table below includes the number of shares underlying options and warrants that are exercisable within 60 days from November 16, 2009.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class (%)(2)
Sequoia Enterprises L.P. 450 Newport Center Drive, Suite 450 Newport Beach, CA 92660	3,260,604	(3)	44.0

WF Trust 450 Newport Center Drive, Suite 450 Newport Beach, CA 92660	750,000	(4)	12.4

Financial & Investment Management Group, LTD 111 Cass Street, Traverse City, MI 49684	533,342	(5)	9.3

D.C.H., L.P. 450 Newport Center Drive, Suite 450 Newport Beach, CA 92660	419,268	(6)	7.3

Clarus Capital Group Management LP 237 Park Avenue, Suite 900 New York, NY 10017	287,733	(7)	5.0

Paul C. Heeschen	4,512,293	(8)	57.9

Timothy J. Ryan	60,000	(9)	1.0

Gregory D. Palmer	45,000	(10)	*

James W. Stryker	8,000	(11)	*

J. Russell Phillips	102,166	(12)	1.8

Sean M. McCarthy	25,000	(13)	*

James L. Harris	6,666	(14)	*

All directors and executive officers as a group (9 persons)	4,784,377	(15)	59.4

*	Less than 1%
(1)	Unless otherwise indicated, the address of each person named in this table is c/o Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, California 92614, Attn: Corporate Secretary.
(2)	Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934. Shares of Common Stock not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of November 16, 2009 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.
(3)	Paul C. Heeschen, the chairman of Diedrich’s board of directors, is the sole general partner of this limited partnership with voting and investment power as to all shares beneficially owned by the limited partnership. Includes 250,000 shares subject to warrants that are immediately exercisable and will expire on June 30, 2014, 1,367,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013 and 70,000 shares subject to warrants that are immediately exercisable and will expire on April 29, 2014.
(4)	Paul C. Heeschen, the chairman of Diedrich’s board of directors, is the sole trustee with sole voting and investment power as to all shares beneficially owned by the trust. Includes 300,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013.

(5)	According to the Schedule 13G filed on March 23, 2009, Financial & Investment Management Group, LTD (“FIMG”) is a registered investment advisor that manages individual client accounts. All 533,342 shares represented in that filing have shared voting power and are held in accounts owned by the clients of FIMG. FIMG disclaims beneficial ownership of all such shares.
(6)	Paul C. Heeschen, the chairman of Diedrich’s board of directors, is the sole general partner of this limited partnership with voting and investment power as to all shares beneficially owned by the limited partnership.
(7)	According to the Schedule 13G filed on February 13, 2007, includes sole voting power relating to 235,713 and shared voting power relating to 52,020 shares beneficially owned by Clarus Capital Group Management LP. The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Group Management, LLC and as such controls Clarus Capital Group Management LP.
(8)	Includes (i) 3,260,604 shares beneficially owned by Sequoia Enterprises L.P. (“Sequoia”) (250,000 shares subject to warrants that are immediately exercisable and will expire on June 30, 2014, 1,367,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013 and 70,000 shares subject to warrants that are immediately exercisable and will expire on April 29, 2014), and (ii) 419,268 shares beneficially owned by D.C.H., L.P. Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Includes 750,000 shares beneficially owned by WF Trust (300,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013). Mr. Heeschen is the sole trustee with sole voting and investment power as to all shares beneficially owned by the trust. Includes 82,421 shares owned personally by Mr. Heeschen (81,250 shares subject to options that are exercisable within 60 days), and 250 shares held by Paul C. Heeschen Revocable Living Trust.
(9)	Includes 60,000 shares subject to options that are exercisable within 60 days.
(10)	Includes 45,000 shares subject to options that are exercisable within 60 days.
(11)	Includes 7,500 shares subject to options that are exercisable within 60 days.
(12)	Includes 99,166 shares subject to options that are exercisable within 60 days.
(13)	Includes 20,000 shares subject to options that are exercisable within 60 days.
(14)	Includes 6,666 shares subject to options that are exercisable within 60 days.
(15)	Includes 2,329,914 shares subject to options and warrants that are exercisable within 60 days.

Equity Compensation Plan Information.

The following table summarizes the equity compensation plans under which Common Stock may be issued as of June 24, 2009.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	750,300	(1)	$3.36	303,917	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	750,300		$3.36	303,917

(1)	Represents options to purchase shares of Common Stock issued under: the Diedrich Coffee, Inc. 2000 Equity Incentive Plan; the 2000 Non-Employee Directors Stock Option Plan; the Amended and Restated Diedrich Coffee, Inc. 1996 Stock Incentive Plan; the Diedrich Coffee, Inc. 1996 Non-Employee Directors Stock Option Plan; and the J. Russell Phillips Stock Option Agreement.
(2)	Represents securities available for issuance under the Diedrich Coffee, Inc. 2000 Equity Incentive Plan.

DIRECTORS AND EXECUTIVE OFFICERS OF DIEDRICH

Information Regarding the Directors of Diedrich

Our directors are elected once a year at Diedrich’s annual meeting of stockholders. Diedrich’s bylaws provide that Diedrich’s board of directors shall consist of between three and seven directors with the precise number to be determined by resolution of Diedrich’s board of directors. The authorized number of members of Diedrich’s board of directors is currently five.

On December 19, 2008, Diedrich’s board of directors appointed James W. Stryker as a director and a member of the audit committee. Mr. Stryker currently serves as Chairman of the audit committee.

The following table lists Diedrich’s directors and provides their respective ages and titles as of November 16, 2009.

Name	Age	Title	Director Since
Paul C. Heeschen(1)	52	Chairman of the Board of Directors	1996
Gregory D. Palmer(2)(3)	53	Director	2006
J. Russell Phillips	60	Director, President and Chief Executive Officer(4)	2007
Timothy J. Ryan(1)(2)(3)	69	Vice Chairman of the Board of Directors	2005
James W. Stryker(2)(3)	62	Director	2008

(1)	Member of the compensation committee of the board of directors.
(2)	Member of the audit committee of the board of directors.
(3)	Member of the special committee of the board of directors.
(4)	On October 22, 2009, Diedrich announced the initiation of a transition plan with respect to the position of chief executive officer of Diedrich, pursuant to which the employment of J. Russell Phillips, as President and Chief Executive Officer of Diedrich, will terminate.

There are no family relationships among any of the directors or executive officers of Diedrich. The principal occupation for at least the last five years of each director, as well as other information, is set forth below.

Paul C. Heeschen joined Diedrich’s board of directors in January 1996. In February 2001, the board of directors elected him as chairman. Since 1995, Mr. Heeschen has been a principal of Heeschen & Associates, a private investment firm. He is also the sole general partner of Sequoia, WF Trust, D.C.H., L.P. and a trustee of the Paul C. Heeschen Revocable Living Trust, each of which are stockholders of Diedrich. Mr. Heeschen serves on the board of directors of PC Mall, Inc., a publicly traded supplier of technology solutions for business, government and educational institutions, as well as consumers.

Gregory D. Palmer joined Diedrich’s board of directors in September 2006. From January 1998 to June 2006, Mr. Palmer was the president and chief executive officer of RemedyTemp, Inc., a staffing services company. Mr. Palmer also served as a director of RemedyTemp, Inc. from January 2001 to June 2006.

J. Russell Phillips joined Diedrich’s board of directors on April 18, 2007 through appointment by Diedrich’s board of directors. On February 7, 2008, Mr. Phillips was appointed Diedrich’s Chief Executive Officer. From 2004 to 2008, Mr. Phillips served as the managing principal of Transom Partners, an executive consultancy group that facilitates and develops new strategies with CEOs and executive teams. From 1994 to 2004, Mr. Phillips served as chief executive officer and president of SHURflo, the leading manufacturer of high quality precision pumps, controls, motors and systems serving the food service, industrial and RV/marine markets. From 1972 to 1994, Mr. Phillips worked for several pump companies in various managerial capacities.

Timothy J. Ryan joined Diedrich’s board of directors in October 2005. Effective April 8, 2009, Mr. Ryan was appointed vice chairman of the board. Mr. Ryan previously served as Diedrich’s chief executive officer from November 1997 to October 2000. Since April 1999, he has been a director of Rubio’s Restaurants, Inc., a publicly traded fast-casual fresh Mexican grill restaurant chain. From December 1995 to December 1996, Mr. Ryan served as president and chief operating officer of Sizzler U.S.A., a division of Sizzler International, Inc., and as a director of Sizzler International, Inc., of which he also served as a senior vice president. From November 1988 to December 1993, Mr. Ryan served as senior vice president of marketing at Taco Bell Worldwide and, from December 1993 to December 1995, he served as senior vice president of Taco Bell’s Casual Dining Division.

James W. Stryker joined Diedrich’s board of directors in December 2008 through appointment by Diedrich’s board of directors and currently serves as chairman of the audit committee. From May 2006 to April 2008, Mr. Stryker was the executive vice president and chief financial officer of Perkins & Marie Callender’s Inc., a chain of two restaurant concepts. From October 2001 to April 2006, Mr. Stryker served as executive vice president, chief financial officer of Wilshire Restaurant Group, Inc. (dba Marie Callender’s). From March 1999 to October 2001, Mr. Stryker was senior vice president, chief financial officer of The Johnny Rockets Group, Inc. From January 1996 to March 1999 Mr. Stryker was Vice President, Finance and chief financial officer of Rubio’s Restaurants, Inc. From 1994 to December 1995, Mr. Stryker was vice president, Finance and Administration of American Restaurant Group, Inc. Prior to that, Mr. Stryker spent sixteen years with El Torito Restaurants, Inc. including eight years as executive vice president and chief financial officer.

Information Regarding Executive Officers of Diedrich

Diedrich’s executive officers as of November 16, 2009 are as follows and will serve in such capacities until his or her successor is duly appointed or until his or her resignation or removal:

Name	Age	Position(s) Held
J. Russell Phillips(1)	60	Director, President and Chief Executive Officer
Sean M. McCarthy	48	Chief Financial Officer and Secretary
James L. Harris	46	Vice President—Sales
Dana A. King	46	Vice President—Information Services & Customer Fulfillment

(1)	On October 22, 2009, Diedrich announced the initiation of a transition plan with respect to the position of chief executive officer of Diedrich, pursuant to which the employment of J. Russell Phillips, as president and chief executive officer of Diedrich, will terminate.

The following is information regarding those persons currently serving as executive officers of Diedrich Coffee:

J. Russell Phillips became Diedrich’s chief executive officer on February 7, 2008. See “Information Regarding the Directors of Diedrich” for information relating to Mr. Phillips.

Sean M. McCarthy became Diedrich’s chief financial officer and secretary in January 2006, after serving as vice president, controller of Diedrich since April 2004. From February 2003 to April 2004, Mr. McCarthy was vice president of ASM Hospitality Group, a privately owned consulting company. From June 1998 to February 2003, Mr. McCarthy served in various financial capacities for FRD Acquisition Company, Inc. (d/b/a. Coco’s & Carrows Restaurants), a subsidiary of Advantica Restaurants Group, Inc., a publicly traded food service company, first as manager, field finance, then manager, financial planning & analysis, and finally as director, finance. From May 1997 to June 1998, Mr. McCarthy was a business analyst for Taco Bell, Inc. From August 1986 through May 1997, Mr. McCarthy served in various accounting and financial capacities for El Torito Restaurants, a subsidiary of Family Restaurants, Inc. Mr. McCarthy earned a B.S. degree in business management from Pepperdine University and a master’s degree in business administration from the University of Southern California.

James L. Harris joined Diedrich in June 2008 as vice president—sales. From late 2007 to 2008, Mr. Harris was with Hansen’s Beverage Company, a publicly owned company and manufacturer and seller of premium beverages and Monster Energy Drink, as the vice president of international sales. From 1997 to 2007, Mr. Harris was with FIJI Water, LLC, a privately owned manufacturer and seller of premium-bottled water in a variety of capacities ultimately serving as the senior vice president of sales, western region. From 1991 to 1997, Mr. Harris was with Haagen-Dazs Ice Cream first as an account executive and ultimately as a division manager. From 1985 to 1991, Mr. Harris worked for Pepsi-Cola Bottling Group working his way up to account executive and relocating to Southern California.

Dana A. King became Diedrich’s vice president-information services & customer fulfillment effective January 2009 after serving as vice president-information and customer services. Ms. King joined Diedrich in November 2005 as the Director of Information Services. From 2001 until joining Diedrich, Ms. King led the Application Development group at Del Taco, a Mexican quick-service restaurant chain. From 1996 until 2000, Ms. King worked for Professional Computing, Inc. as a programmer/analyst before being promoted to IS Assistant Manager. After PCI was acquired by IKON in 1997, she was promoted to the Director of IS, and, in 1999 was promoted to VP of IS and Managing Consultant and led a team consisting of developers, engineers and project managers in three locations across two states. After leaving IKON, Ms. King ran her own consulting business. Ms. King holds a B.S. degree in Business with an emphasis in Computer Information Services from California State Polytechnic University, Pomona.

Review of Related Person Transactions

Diedrich’s audit committee reviews all relationships, transactions and arrangements in which Diedrich and any director, greater than 5% beneficial holder of Common Stock or any immediate family member of any of the foregoing are participants (“Interested Transactions”) to determine whether such persons have a direct or indirect material interest and whether to approve, disapprove or ratify any Interested Transactions. Diedrich has written policies and procedures for monitoring and seeking approval in connection with any Interested Transaction. The chair of the audit committee is authorized to approve or ratify any Interested Transactions with a related party in which the aggregate amount involved is expected to be less than $100,000. Diedrich’s audit committee reviews, approves (or disapproves) or ratifies Interested Transactions. In considering whether to approve or ratify an Interested Transaction, the audit committee takes into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar terms and conditions and to the extent of the related person’s interest in the Interested Transaction. In addition, Diedrich’s written policy provides that no director shall participate in any discussion or approval of an Interested Transaction for which he or she is a related party, except that the director shall provide all material information concerning the Interested Transaction to the audit committee.

Certain Relationships and Related Transactions

2009 Sequoia Warrant. In connection with the extension of the Note Purchase Agreement, on April 29, 2009, Diedrich issued to Sequoia a warrant to purchase 70,000 shares of common stock of Diedrich at an exercise price of $7.40 per share (the “2009 Sequoia Warrant”), which was the closing price of Diedrich’s common stock on such date. The fair value of these warrants was approximately $440,000 which was immediately recorded as interest expense. The 2009 Sequoia Warrant is exercisable by Sequoia, in whole or in part, at any time or from time to time, prior to April 29, 2014. The 2009 Sequoia Warrant is not eligible for cashless exercise, but Diedrich is obligated to cause the common stock issued upon exercise of the 2009 Sequoia Warrant to be registered with the SEC and applicable state governmental authorities and to be listed on the stock exchange on which Diedrich’s stock is traded at the time of exercise, in each case at Diedrich’s expense.

Consistent with Diedrich’s procedures for approving related party transactions, the audit committee of the board of directors, comprised of Gregory D. Palmer, Timothy J. Ryan and James W. Stryker, authorized and approved the 2009 Sequoia Warrant and the transactions contemplated thereby.

Waiver Agreement. On September 17, 2008, Diedrich was not in compliance with covenants under the Note Purchase Agreement and the Loan Agreement. On November 10, 2008, Diedrich entered into a Waiver Agreement, Amendment No. 1 to 2008 Warrant and Amendment No. 2 to 2001 Warrant (the “Waiver Agreement”) with Sequoia. Pursuant to the Waiver Agreement, Sequoia waived the requirement set forth in the Note Purchase Agreement and the Loan Agreement with Sequoia (collectively, the “Loan Agreements”) that Diedrich shall not permit, as of the end of any fiscal quarter, the ratio of Diedrich’s Indebtedness on a consolidated basis to Effective Tangible Net Worth to be more than 1.75:1.00 (as such terms are defined in the Loan Agreements). Such waiver is effective until the earlier of (a) October 31, 2009 and (b) the end of any fiscal quarter at which the foregoing ratio is greater than 2.10:1.00. As part of the waiver and amendment, the exercise price of the 2008 Sequoia Warrant and the 2001 Sequoia Warrants for 250,000 shares of common stock was reduced to $1.65 from $2.00 per share. In consideration of the foregoing waiver, (a) the interest rates under the Note Purchase Agreement and the Term Loan were set at LIBOR plus 9.3% for any period during which the ratio of indebtedness of Diedrich on a consolidated basis to effective tangible net worth is greater than 1.75:1.00 and (b) the interest rates under the Note Purchase Agreement and the Term Loan were set at LIBOR plus 6.30% for any other period. Diedrich is in compliance with all debt covenants as of June 24, 2009.

Consistent with Diedrich’s procedures for approving related party transactions, the audit committee of the board of directors, as of November 2008, comprised of Gregory D. Palmer and Timothy J. Ryan, authorized and approved the Waiver Agreement and the transactions contemplated thereby.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934 requires Diedrich’s directors and executive officers and persons who own more than ten percent of a registered class of Diedrich’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities. These Section 16 reporting persons are required by SEC regulations to furnish us with copies of all Section 16 forms they file.

To Diedrich’s knowledge, based solely on a review of the copies of such reports furnished to us and written representations from Section 16 reporting persons, Diedrich believes that during Diedrich’s fiscal year ended June 24, 2009 all Section 16 reporting persons complied with all applicable filing requirements.

GOVERNANCE PRINCIPLES

Board Meetings

During Diedrich’s fiscal year ended June 24, 2009, Diedrich’s board of directors met five times, the audit committee met four times and the compensation committee met once. Each incumbent director attended at least 75% of the aggregate of (1) the total number of meetings of Diedrich’s board of directors and (2) the total number of meetings held by all committees of the board on which he served (during the periods that he served).

Director Independence

Diedrich’s board of directors has affirmatively determined that four of Diedrich’s five directors are independent within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Diedrich’s independent directors are Paul C. Heeschen, Gregory D. Palmer, Timothy J. Ryan and James W. Stryker. During its review, the board of directors considered transactions and relationships between each director or any member of his or her immediate family and Diedrich Coffee and its subsidiaries and affiliates.

Committees of the Board of Directors

Diedrich has two standing committees: an audit committee and a compensation committee. Each member of the audit and compensation committees of the board of directors has been determined by Diedrich’s board of directors to be independent. Both committees operate under written charters that are available for viewing on the “Investor Services” segment of Diedrich’s website: www.diedrich.com.

Audit Committee. It is the responsibility of the audit committee to oversee Diedrich’s accounting and financial reporting processes and the audits of Diedrich’s financial statements. In addition, the audit committee assists the board of directors in its oversight of Diedrich’s compliance with legal and regulatory requirements. The specific duties of the audit committee include monitoring the integrity of Diedrich’s financial process and systems of internal controls regarding finance, accounting and legal compliance; selecting Diedrich’s independent registered public accounting firm; monitoring the independence and performance of Diedrich’s independent registered public accounting firm; and facilitating communication among the independent registered public accounting firm, Diedrich’s management and Diedrich’s board of directors. The audit committee has the authority to conduct any investigation appropriate to fulfill its responsibilities and has direct access to all of Diedrich’s employees and the independent registered public accounting firm. The audit committee also has the authority to retain, at Diedrich’s expense and without further approval of the board of directors, special legal, accounting or other consultants or experts that it deems necessary in the performance of its duties.

The audit committee met four times during the 2009 fiscal year and otherwise accomplished its business without formal meetings. The audit committee was composed of Mr. Palmer and Mr. Ryan until the addition of Mr. Stryker effective December 19, 2008. Diedrich’s board of directors has determined that each of Mr. Palmer, Mr. Ryan and Mr. Stryker is independent within the meaning of the enhanced independence standards contained in Nasdaq Marketplace Rule 4350(d) and regulations adopted by the SEC that relate specifically to members of audit committees. Diedrich’s board of directors has also determined that Mr. Ryan is qualified to serve as Diedrich’s “audit committee financial expert,” as that term is defined in Item 407(d)(5) of Regulation S-K.

Effective February 7, 2008, J. Russell Phillips resigned from Diedrich’s audit committee due to his appointment as President and Chief Executive Officer of Diedrich. Although Mr. Phillips continues to serve as a member of Diedrich’s board of directors, due to his departure from the audit committee, Diedrich had only two directors eligible to serve on Diedrich’s audit committee. Nasdaq Rule 4350(d)(2)(A) requires that a registrant’s audit committee must consist of at least three independent directors. Diedrich provided Nasdaq with written notice of this matter on February 7, 2008 and had until the earlier of Diedrich’s next annual meeting of stockholders or February 7, 2009 to regain compliance with Nasdaq Rule 4350(d)(2)(A). On December 19, 2008 the board of directors appointed James W. Stryker as a director and member of the audit committee, resulting in Diedrich’s audit committee being comprised of three independent directors.

Compensation Committee. It is the responsibility of the compensation committee to assist the board of directors in discharging the board of director’s responsibilities regarding the compensation of Diedrich’s employees and directors. The specific duties of the compensation committee include determining the corporate goals and objectives relevant to executive compensation; evaluating Diedrich’s executive officers’ performance in light of such goals and objectives; setting or making recommendations to the board of directors regarding compensation levels based upon such evaluations; administering Diedrich’s incentive compensation plans, including Diedrich’s equity-based incentive plans; and making recommendations to the board of directors regarding Diedrich’s overall compensation structure, policies and programs.

The compensation committee met once during fiscal year 2009 and otherwise accomplished its business without formal meetings during the 2009 fiscal year. During the 2009 fiscal year, the compensation committee was composed of two members: Mr. Heeschen and Mr. Ryan.

Corporate Governance Guidelines

Diedrich’s board of directors has adopted corporate governance guidelines that set forth several important principles regarding the activities of the board of directors and its committees as well as other matters. Diedrich’s corporate governance guidelines are available for viewing on the “Investor Services” segment of Diedrich’s website: www.diedrich.com.

Meetings of Non-Management Directors

The non-management members of the board of directors regularly meet without any members of management present during regularly scheduled executive sessions after each board meeting.

Code of Conduct

Diedrich has adopted a code of conduct that describes the ethical and legal responsibilities of all of Diedrich’s employees and, to the extent applicable, the members of Diedrich’s board of directors. This code includes, but is not limited to, the requirements of the Sarbanes-Oxley Act of 2002 pertaining to codes of ethics for chief executives and senior financial and accounting officers. Diedrich’s board of directors has reviewed and approved this code of conduct. Diedrich’s employees agree in writing to comply with the code at commencement of employment and periodically thereafter. Diedrich’s employees are encouraged to report suspected violations of the code through various means, and they may do so anonymously. Diedrich’s code of conduct is available for viewing on the “Investor Services” segment of Diedrich’s website: www.diedrich.com. If Diedrich makes substantive amendments to the code or grant any waiver, including any implicit waiver, to Diedrich’s principal executive, financial or accounting officer, or persons performing similar functions, Diedrich will disclose the nature of such amendment or waiver on Diedrich’s website and/or in a report on Form 8-K in accordance with applicable rules and regulations.

Communications With the Board of Directors

Diedrich’s stockholders may communicate with Diedrich’s board of directors, a committee of Diedrich’s board of directors or a director by sending a letter addressed to the board of directors, a committee or a director c/o Corporate Secretary, Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, CA 92614. All communications will be compiled by Diedrich’s Corporate Secretary and forwarded to the board, the committee or the directors, as appropriate.

Director Nominations

The board of directors does not have a standing nominating committee. Consistent with the corporate governance guidelines adopted by the board, the directors of the board, all of whom other than Mr. Phillips are currently independent, work together to (i) identify qualified individuals to become directors, (ii) to determine the composition of the board of directors and its committees, (iii) and to monitor and assess the effectiveness of the board of directors and its committees. With respect to the nominating process, the directors identify, screen and nominate director candidates for election by Diedrich’s stockholders; review director candidates recommended by Diedrich’s stockholders; assist in attracting qualified director candidates to serve on the board; monitor the independence of current directors and nominees; and monitor and assess the relationship between the board of directors and Diedrich’s management with respect to the board’s ability to function independently of management. The board of directors believes that a standing nominating committee is not necessary because there are relatively few directors on the board, which facilitates close coordination of the nomination process.

The board of directors regularly assesses the appropriate size of the board and whether any vacancies on the board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the board uses a variety of methods to identify and evaluate director candidates. Candidates may come to the attention of the board through current directors, professional search firms, stockholders or other persons. Once the board has identified a prospective nominee, the board evaluates the prospective nominee in the context of the then-current constitution of the board and considers a number of factors, including the prospective nominee’s business, finance and financial reporting experience, as well as attributes that would contribute to an effective board of directors. The board of directors seeks to identify nominees who possess a wide range of experience, skills, areas of expertise, knowledge and business judgment. Successful nominees must have a history of superior performance or accomplishments in their professional undertakings and the highest personal and professional ethics and values. The board of directors does not evaluate stockholder nominees differently from any other nominee.

Diedrich’s board of directors will consider stockholder nominations for directors if Diedrich receives timely written notice, in proper form, of the intent to make a nomination at a meeting of stockholders. To be timely, the notice must be received within the time frame discussed in Diedrich’s definitive proxy statement on Schedule 14A filed on December 23, 2008 under the heading “Stockholder Proposals.” To be in proper form, the notice must, among other things, include each nominee’s written consent to serve as a director if elected, a description of all arrangements or understandings between the nominating stockholder and each nominee, and such additional information about the nominating stockholder and each nominee that may be required by applicable securities laws. Additional requirements respecting stockholder proposals are described in Diedrich’s definitive proxy statement on Schedule 14A filed on December 23, 2008 under the heading “Stockholder Proposals.”

Director Attendance at Annual Meetings

Diedrich’s board of directors has adopted a policy that encourages Diedrich’s directors to attend Diedrich’s annual stockholder meetings. Diedrich’s last annual meeting of stockholders was attended by all directors then incumbent.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following table sets forth compensation earned or paid during the fiscal year ended June 24, 2009 by Diedrich’s Chief Executive Officer and two other most highly compensated executive officers who were serving as Diedrich’s executive officers at the end of the last completed fiscal year (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
J. Russell Phillips, President and Chief Executive Officer(4)	2009	$275,000	$62,700	$203,890	$165,000	$720	(5)	$707,310
	2008	105,769	—	99,908	—	26,917	(6)	232,594
Sean M. McCarthy, Chief Financial Officer and Secretary	2009	225,000	90,000	—	90,000	3,016	(7)	408,016
	2008	214,425	—	—	—	4,014	(8)	218,439
James L. Harris, Vice President—Sales	2009	180,000	—	11,499	54,000	15,190	(9)	260,689
	2008	2,077	—	—	—	462	(10)	2,539

(1)	Diedrich paid discretionary bonuses in the amounts identified in this column for fiscal year 2009 to the Chief Executive Officer and Chief Financial Officer for the completion of the Transaction with Praise International North America, Inc. pursuant to which Diedrich sold the Gloria Jean’s U.S. franchise and retail operations.

(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 and 2008 fiscal years for the fair value of stock options for each of the named executive officers in accordance with SFAS No. 123R. Pursuant to rules of the SEC, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2009 and 2008 grants, refer to Note 1 to the consolidated financial statements of Diedrich’s Annual Report on Form 10-K filed with the SEC on September 22, 2009. These amounts reflect Diedrich’s accounting expense for these awards, and do not correspond to the actual value that may be received by the named executive officers.
(3)	Amounts identified in this column for fiscal year 2009 were earned by the Chief Executive Officer and Chief Financial Officer based on achievement of certain targets of Diedrich’s financial performance. The amount identified for fiscal year 2009 earned by the Vice President of Sales was primarily based on specific sales and profitability targets.
(4)	Mr. Phillips became Diedrich’s President and Chief Executive Officer in February 2008. Mr. Phillips’ annual base salary is $275,000.
(5)	Consists of health fitness membership reimbursement in the amount of $720.
(6)	Consists of a signing bonus payment in the amount of $25,000 and health fitness membership reimbursement in the amount of $1,917.
(7)	Consists of 401(k) matching contributions by Diedrich in the amount of $2,271 and health fitness membership reimbursement in the amount of $745.
(8)	Consists of 401(k) matching contributions by Diedrich in the amount of $2,077 and health fitness membership reimbursement in the amount of $1,937.
(9)	Consists of auto allowance in the amount of $12,000, 401(k) matching contributions by Diedrich in the amount of $138 and health fitness membership reimbursement in the amount of $3,052.
(10)	Consists of auto allowance in the amount of $462.

Employment Agreements with Current Named Executive Officers

J. Russell Phillips. Effective February 7, 2008, Mr. Phillips entered into an employment agreement with us appointing him President and Chief Executive Officer. Mr. Phillips’s employment agreement provides for compensation consisting of, among other things, (i) an annual base salary of $275,000 and (ii) a grant of options to purchase 275,000 shares of Common Stock pursuant to a Stock Option Agreement, described below. In addition, Mr. Phillips is eligible to receive (i) a bonus equal to up to 75% of his annual base salary, 80% of which would be paid upon achievement of certain defined objectives and 20% of which would be paid based upon the discretion of Diedrich’s compensation committee and (ii) benefits under all other benefit plans generally provided to Diedrich’s other executive officers.

Mr. Phillips’s options consist of non-qualified stock options to purchase up to 275,000 shares of Common Stock, which vest over three (3) years, with one-third (1/3) of the options vesting on each anniversary of the effective date until all options have vested. The options will fully vest and become immediately exercisable upon a change in control (as such term is defined in Mr. Phillip’s employment agreement). Unless an earlier termination occurs, the options will expire ten years after the effective date of the Stock Option Agreement.

Sean M. McCarthy. On January 1, 2006, Mr. McCarthy was promoted to Chief Financial Officer. Effective May 1, 2008, Diedrich’s compensation committee approved the following compensatory arrangements for Mr. McCarthy: (i) annual base salary of $225,000; (ii) an annual bonus of up to 40% of his annual base salary based upon objective performance criteria; (iii) a severance payment equal to nine months of annual base salary if Mr. McCarthy is terminated by us without cause, provided that he executes customary releases of us; and (iv) in the event of a “change in control,” a stock appreciation payment upon consummation of the change in control transaction provided that he executes a general release of us.

Change in Control Agreements

Potential Payments Upon Termination or Change in Control

Some of Diedrich’s officers are entitled to receive certain payments upon a change in control under individual employment agreements or may be entitled to receive certain payments under severance agreements. In addition, Diedrich’s board of directors may in its discretion accelerate the vesting of options upon a change in control.

Upon a termination for cause, officers are not entitled to receive compensation after such termination and their options terminate upon such termination. In the event of an involuntary not for cause termination, termination following a change in control and in the event of disability of the executive officer, certain executive officers may be entitled to receive compensation or payments upon such termination as described below. The amounts shown below assume that such termination was effective as of June 24, 2009 and use the closing price of Common Stock as of June 24, 2009 ($16.93), and thus include amounts earned through such time. These figures are estimates of the amounts that would be paid out to the executive officers upon their termination. The actual amounts to be paid can only be determined at the time of such executive officer’s separation from Diedrich.

J. Russell Phillips. In the event of a change in control (as such term is defined in Mr. Phillips’ Employment Agreement), Mr. Phillips’ will be entitled to receive, upon timely execution of a general release of Diedrich, (i) a payment in cash equal to 100% of the base salary and (ii) certain benefits as set forth in the Stock Option Agreement. As described above, upon a change in control, his options will fully vest and become immediately exercisable.

Sean M. McCarthy. As described above, (i) Mr. McCarthy will be entitled to a severance payment equal to nine months of annual base salary if he is terminated by Diedrich without cause, provided that he executes customary release of Diedrich; and (ii) Mr. McCarthy will also be entitled to a stock appreciation payment upon the consummation of a change in control transaction, provided that he executes a general release of Diedrich. For the foregoing purpose, a change in control transaction is defined as a transaction that results in a non-affiliate of Diedrich acquiring 90% of the outstanding shares of Common Stock. The stock appreciation payment payable to Mr. McCarthy upon the consummation of a change in control transaction is equal to the product of (i) the difference determined by subtracting $5.00 from the per share price at which at least 90% of the outstanding shares of Common Stock is acquired, multiplied by (ii) 100,000.

Outstanding Equity Awards at the 2009 Fiscal Year End

The following table sets forth information relating to stock options held by the named executive officers as of June 24, 2009.

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
J. Russell Phillips	7,500	(1)	—		$3.83	4/18/2017
	91,666	(2)	183,334	(2)	3.23	2/07/2018
Sean M. McCarthy	20,000	(2)	—		3.69	4/26/2014
James L. Harris	—		20,000	(2)	2.32	9/17/2018

(1)	These options vest over a two-year period at a rate of one-half per year.
(2)	These options vest over a three-year period at a rate of one-third per year.

Director Compensation

Directors who are also Diedrich employees receive no extra compensation for their service on the Board. Non-employee directors receive an annual fee of $12,000, which is paid quarterly. In addition, non-employee directors earn fees of $1,000 per Board meeting attended in person, $500 per Board meeting attended telephonically and $500 per committee meeting attended, whether in person or telephonically. Non-employee directors are also reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the Board and its committees. In the fiscal year ended June 24, 2009, Mr. Heeschen earned $22,000, Mr. Palmer earned $23,500, Mr. Ryan earned $50,062 and Mr. Stryker earned $10,500 pursuant to these arrangements. In addition, non-employee directors are eligible to receive stock option grants under the Diedrich Coffee, Inc. 2000 Equity Incentive Plan (the “2000 Equity Incentive Plan”). In the fiscal year ended June 24, 2009, each person who was then a non-employee director was granted 15,000 stock options under the 2000 Equity Incentive Plan.

Under the 2000 Equity Incentive Plan, each non-employee director automatically receives, upon first becoming a director, a one-time grant of an option to purchase up to 15,000 shares of Common Stock. The initial options vest and become exercisable with respect to 50% of the underlying shares upon the earlier of the first anniversary of the grant date or immediately before the first annual meeting of stockholders following the grant date, provided that the recipient has remained a non-employee director for the entire period from the grant date to such earlier date. The remaining 50% of the underlying shares vest upon the earlier of the second anniversary of the grant date or immediately before the second annual meeting of stockholders following the grant date, provided that the recipient has remained a non-employee director for the entire period from the grant date to such date. In addition to the initial grant, each non-employee director also automatically receives, upon re-election to the Board, an additional option to purchase up to 15,000 shares of Common Stock. These additional options vest and become exercisable upon the earlier of the first anniversary of the grant date or immediately before the annual meeting of stockholders following the grant date, provided that the recipient has remained a non-employee director for the entire period from the grant date to such date. In addition to the initial and additional options, under the 2000 Equity Incentive Plan, each director, including each non-employee director, is eligible to receive other awards under the 2000 Equity Incentive Plan at the discretion of the administrator of the plan.

All non-employee director options granted under the 2000 Equity Incentive Plan have a term of ten years and an exercise price equal to the fair market value of the Common Stock on the date of grant. The vesting of non-employee director options granted under the 2000 Equity Incentive Plan accelerates in certain circumstances in connection with a change in control. During the fiscal year ended June 24, 2009, an aggregate of 185,000 options to purchase shares of Common Stock were issued to non-employee directors under the 2000 Equity Incentive Plan.

Director Compensation Table

The following table shows the 2009 fiscal year compensation for Diedrich’s non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Paul C. Heeschen.	$22,000	$381,900	$403,900
Gregory D. Palmer	$23,500	$381,900	$405,400
Timothy J. Ryan(2)	$50,062	$2,844,250	$2,894,312
James W. Stryker	$10,500	$766,950	$777,450

(1)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 fiscal year for the fair value of stock options for each of the directors in accordance with SFAS No. 123R. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2009 grants, refer to Note 1 to the consolidated financial statements of Diedrich’s Annual Report on Form 10-K, filed on September 22, 2009.
(2)	Fees earned include compensation as Vice Chairman of the board in the amount of $27,562.

Report of the Audit Committee of the Board of Directors

The audit committee reviews Diedrich’s financial reporting process on behalf of the board of directors. Diedrich’s management has the primary responsibility for the financial statements and the reporting process. Diedrich’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of Diedrich’s audited financial statements to generally accepted accounting principles.

In this context, the audit committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The audit committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114, “The Auditor’s Communication with those charged with governance” and SEC Regulation S-X, Rule 2-07, “Communication with Audit Committees.” In addition, the audit committee received from the independent registered public accounting firm the written disclosures required by Public Company Accounting Oversight Board Rule 3526 (Communications with Audit Committees Concerning Independence) and discussed with the independent registered public accounting firm their independence from Diedrich and its management. The audit committee has also considered whether the independent registered public accounting firm’s provision of non-audit services to us is compatible with the registered public accounting firm’s independence.

In reliance on the reviews and discussions referred to above, the audit committee recommended to Diedrich’s board of directors, and the board has approved, that the audited financial statements be included in Diedrich’s Annual Report on Form 10-K for the fiscal year ended June 24, 2009, for filing with the SEC.

Respectfully submitted,

James W. Stryker, Chairman
Gregory D. Palmer
Timothy J. Ryan

Legal Proceedings

There are no material proceedings to which any director, officer or affiliate of Diedrich, any owner of record or beneficially of more than five percent of any class of voting securities of Diedrich, or any associate of any such director, officer, affiliate of Diedrich, or security holder is a party adverse to Diedrich or has a material interest adverse to Diedrich.

Incorporation by Reference

In Diedrich’s filings with the SEC, information is sometimes “incorporated by reference.” This means that Diedrich is referring Diedrich stockholders to information that has previously been filed with the SEC, which information should be considered as part of the filing that Diedrich stockholders are reading. Based on SEC regulations, the report of the audit committee, above, is not specifically incorporated by reference into any other filings that Diedrich makes with the SEC.

Annex B

November 2, 2009

The Special Committee of the Board of Directors

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, CA 92614

Dear Members of the Special Committee:

We understand that Peet’s Coffee & Tea, Inc. (the “Acquiror”), Marty Acquisition Sub, Inc., a wholly-owned subsidiary of Acquiror (“Sub”), and Diedrich Coffee, Inc. (the “Company”), propose to enter into the Merger Agreement (as defined below) pursuant to which, among other things, (i) Sub will commence an offer to exchange any and all of the shares of the outstanding common stock, par value $0.01 per share, of the Company (“Company Common Stock” and, such exchange offer, the “Offer”) for (A) a number of shares of common stock, no par value, of the Acquiror (“Acquiror Common Stock”) equal to the quotient of (1) $8.67 and (2) the volume weighted average price of one share of Acquiror Common Stock as reported on the Nasdaq Capital Market for the five trading days ending immediately prior to, and excluding, the date on which Sub accepts any shares of Company Common Stock for exchange pursuant to the Offer; provided, that in no event will such quotient exceed 0.306 (such number of shares, the “Stock Consideration”), and (B) $17.33 in cash (such cash amount, the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”), and (ii) subsequent to the Offer, Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, each outstanding share of Company Common Stock not previously exchanged in the Offer will be converted into the right to receive the Consideration subject to certain adjustments and exceptions as provided for in the Merger Agreement. “Unaffiliated Stockholders” shall be defined as the holders of the Company Common Stock except for Paul C. Heeschen and his affiliates, the Acquiror and Sub.

You have requested that Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Special Committee (the “Committee”) of the Board of Directors of the Company as to whether, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders of the Company, taken in the aggregate, in the Transaction pursuant to the Merger Agreement is fair to such Unaffiliated Stockholders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	Draft dated November 2, 2009 of the Agreement and Plan of Merger by and among Peet’s Coffee & Tea Inc., Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (the “Merger Agreement”);

b.	Drafts dated November 1, 2009 of the forms of Stockholder Agreements by and between the Acquiror and certain stockholders to be named therein;

2.	reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company and the Acquiror;

The Special Committee of the Board of Directors

Diedrich Coffee, Inc.

November 2, 2009

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2010 through 2012;

4.	spoken with certain members of the management of the Company and certain of its representatives and advisers regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company and the Acquiror with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for Company Common Stock and Acquiror Common Stock, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections referred to above and reviewed by us were reasonably prepared in good faith on bases reflecting the best available estimates and judgments of such management as to the future financial results and condition of the Company at their time of preparation, and we express no opinion with respect to such projections or the assumptions on which they are based. Management of the Company has informed us that only one year of financial projections exist that currently represents the best available estimates and judgments of Company management as to the future financial results and condition of the Company. As a result, in reaching our conclusions hereunder, we did not perform a discounted cash flow analysis. With respect to the publicly available research analyst estimates for the Acquiror referred to above, we have reviewed and discussed such estimates with the management of the Company and have assumed, with your consent, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Acquiror, and we express no opinion with respect to such estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the date of the most recent financial information available to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company or the Acquiror may be a party (other than as specifically described herein with respect to the Transaction).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the

The Special Committee of the Board of Directors

Diedrich Coffee, Inc.

November 2, 2009

Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company or the Acquiror, or otherwise have an effect on the Company or the Acquiror or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Merger Agreement will not differ, in any respect material to our analyses or this Opinion, from the draft of the Merger Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

We expect that the Company will be authorized in accordance with the Merger Agreement to solicit third party indications of interest in acquiring all or any part of the Company for a prescribed period following the execution of the Merger Agreement, subject to the terms, conditions and procedures set forth therein. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We are not expressing any opinion as to what will be the value of Acquiror Common Stock when issued pursuant to the Transaction or the price or range of prices at which Acquiror Common Stock or Company Common Stock may be purchased or sold at any time. We have assumed that the Acquiror Common Stock to be issued in the Transaction to the shareholders of the Company will be listed on the Nasdaq Capital Market.

This Opinion is furnished for the use and benefit of the Committee in connection with its consideration of the Transaction and may not be used for any other purpose without our prior written consent. Notwithstanding the foregoing, a copy of this Opinion may be included in its entirety in any filing required to be made by the Company with the Securities and Exchange Commission in connection with the Transaction and in materials delivered to the holders of the Company Common Stock in connection therewith; provided that the context of any such inclusion and the content and context of any references to Houlihan Lokey are subject to Houlihan Lokey’s prior review and written approval, which approval shall not be unreasonably withheld. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board of Directors of the Company, any security holder or any other person as to how to act or vote or whether to tender any shares with respect to any matter relating to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

The Special Committee of the Board of Directors

Diedrich Coffee, Inc.

November 2, 2009

Houlihan Lokey or certain of its affiliates have in the past provided investment banking, financial advisory and other financial services to the Company for which Houlihan Lokey or such affiliates received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror and other participants in the Transaction in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or the Acquiror, or to any other party, except as expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, the Acquiror or any other party or the effect of any other transaction in which the Company, the Acquiror or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Committee, and the Company and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders of the Company in the Transaction pursuant to the Merger Agreement is fair to such Unaffiliated Stockholders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

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